    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 16, 1995


                                                       REGISTRATION NO. 33-62655

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                       CADMUS COMMUNICATIONS CORPORATION

             (Exact name of registrant as specified in its charter)

           VIRGINIA                                                                          54-1274108
 (State or other jurisdiction
     of incorporation or                                                                  (I.R.S. Employer
        organization)                                                                    Identification No.)

                       6620 WEST BROAD STREET, SUITE 500
                            RICHMOND, VIRGINIA 23230
                                 (804) 287-5680
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                BRUCE V. THOMAS
                       CADMUS COMMUNICATIONS CORPORATION
                             6620 WEST BROAD STREET
                                   SUITE 500
                            RICHMOND, VIRGINIA 23230
                                 (804) 287-5680
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                            COPIES TO:
    C. PORTER VAUGHAN, III          F. CLAIBORNE JOHNSTON, JR.           JAMES D. PHYFE
      HUNTON & WILLIAMS                  MAYS & VALENTINE             DAVIS POLK & WARDWELL
RIVERFRONT PLAZA - EAST TOWER         1111 EAST MAIN STREET           450 LEXINGTON AVENUE
     951 EAST BYRD STREET         RICHMOND, VIRGINIA 23208-1122     NEW YORK, NEW YORK 10017
RICHMOND, VIRGINIA 23219-4074             (804) 697-1200                 (212) 450-4000
        (804) 788-8200

 APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ( )

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ( )

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ( )


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                             SUBJECT TO COMPLETION
PROSPECTUS

                             DATED OCTOBER 16, 1995

1,500,000 SHARES

[CADMUS LOGO]

COMMON STOCK

(PAR VALUE $.50 PER SHARE)

All of the Common Stock, $.50 par value per share (the "Common Stock"), offered hereby is being offered by Cadmus Communications Corporation, a Virginia corporation ("Cadmus" or the "Company").


The Common Stock is quoted on The Nasdaq National Market under the symbol "CDMS." On October 13, 1995, the last reported sale price of the Common Stock on The Nasdaq National Market was $24.75 per share. See "Price Range of Common Stock and Dividend Policy."


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                        PRICE TO                  UNDERWRITING              PROCEEDS TO
                                                        PUBLIC                    DISCOUNT (1)              COMPANY (2)
Per Share                                               $                         $                         $
Total (3)                                               $                         $                         $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the offering payable by the Company estimated at $250,000.
(3) The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 225,000 shares of Common Stock on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to
Public, Underwriting Discount and Proceeds to Company will be $        ,
$        and $        , respectively. See "Underwriting."

The shares of Common Stock being offered by this Prospectus are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock offered hereby will be made against payment therefor
on or about         , 1995 at the offices of J.P. Morgan Securities Inc., 60
Wall Street, New York, New York.

J.P. MORGAN SECURITIES INC.                              INTERSTATE/JOHNSON LANE
                                                               CORPORATION

[RED HERRING]
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



               , 1995

    [Map of the United States with Los Angeles, Denver, Atlanta, Charlotte,
               Raleigh, Richmond, Easton, Washington, Baltimore,
                        New York and Barton indicated.]

                       [Graph of Net Sales (In millions)]

                   1991      1992      1993      1994      1995
                 $177.7    $188.0    $198.1    $247.7    $279.6

                   [Graph of Operating Income (In millions)]

                   1991      1992      1993      1994      1995
                   $8.9     $10.4     $11.3     $12.9     $18.1

                        [Graph of Net Income Per Share]

                   1991      1992      1993      1994      1995
                   $.50      $.65      $.76      $.86     $1.21

                   [Graph of Shareholder's Equity Per Share]

                   1991      1992      1993      1994      1995
                  $7.47     $7.95     $8.49     $9.03     $9.99


IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

[photograph of printed products produced by the different Cadmus product lines]

No person is authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company subsequent to the date hereof.

                               TABLE OF CONTENTS


                                                         PAGE

Available Information.................................     4

Incorporation of Certain Documents by Reference.......     4

Prospectus Summary....................................     5

The Company...........................................     8

Use of Proceeds.......................................     9

Price Range of Common Stock and Dividend Policy.......     9

Capitalization........................................    10

Pro Forma Consolidated Financial Statements...........    11

Selected Financial and Operating Data.................    15



                                                         PAGE

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.................    16

Business..............................................    21

Management............................................    27

Description of Capital Stock..........................    29

Underwriting..........................................    32

Legal Matters.........................................    33

Experts...............................................    33

Index to Financial Statements.........................   F-1

                             AVAILABLE INFORMATION

Cadmus Communications Corporation ("Cadmus" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and definitive proxy or information statements filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its Regional Offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 75 Park Place, New York, New York 10007. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and the exhibits relating thereto for further information with respect to the Company and the shares of the Common Stock, offered hereby (the "Offering"). The Underwriters of the shares of Common Stock offered in the Offering are herein collectively referred to as the "Underwriters."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


The Company's Annual Report on Form 10-K for the year ended June 30, 1995 and the Current Report on Form 8-K dated October 16, 1995, as filed with the Commission pursuant to the Exchange Act, are incorporated herein by reference and made a part hereof.


In addition, all documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby and the description of the Common Stock contained in the Company's Registration Statement on Form 8-A shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is incorporated by reference herein modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will furnish without charge upon request to each person to whom a copy of this Prospectus is delivered a copy of any or all of the documents specifically incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests should be addressed to: Bruce V. Thomas, Vice President -- Law and Development, Cadmus Communications Corporation, 6620 West Broad Street, Suite 500, Richmond, Virginia 23230 (telephone 804-287-5680).

                               PROSPECTUS SUMMARY


THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS SET FORTH IN THE FINANCIAL STATEMENTS OR OTHERWISE NOTED HEREIN, THE INFORMATION CONTAINED IN THE PROSPECTUS RELATING TO THE COMPANY'S CAPITAL STOCK, INCLUDING THE SUMMARY FINANCIAL DATA, THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS, AND THE SELECTED FINANCIAL AND OPERATING DATA, ASSUMES THAT THERE WILL BE NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. REFERENCES HEREIN TO A PARTICULAR FISCAL YEAR OF THE COMPANY SHALL MEAN THE YEAR ENDED JUNE 30 OF THE STATED YEAR. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES IN THIS PROSPECTUS TO "THE COMPANY" OR "CADMUS" SHALL REFER TO CADMUS COMMUNICATIONS CORPORATION, A VIRGINIA CORPORATION, AND ITS CONSOLIDATED SUBSIDIARIES.


                                  THE COMPANY

Cadmus is a graphic communications company offering specialized products and services in three areas: printing, marketing, and publishing. Cadmus was formed in 1984 through the merger of The William Byrd Press, Incorporated ("Byrd"), a leading publications printer based in Virginia, and Washburn Graphics, Inc. ("Washburn Graphics"), a graphic arts firm based in North Carolina.

The businesses in which Cadmus competes are currently undergoing unprecedented change as a result of two major factors: technological development and evolving customer needs. Technological development is changing the graphic communications industry in two ways. Faster and more efficient printing technology has created excess capacity and allowed companies to deliver higher quality products more cost effectively. In addition, technological advances, such as digital technology, have created alternative media for the dissemination of information formerly delivered exclusively in print. As a result, there has been substantial change in the cost, quality, and form of graphic communications.

Evolving customer needs are also forcing graphic communications companies to adapt. Increasingly, customers are using more targeted marketing programs, which require shorter print runs with specialized equipment and production processes. In addition, customers are seeking ways to obtain more effective graphic communications while reducing costs by outsourcing and through vendor consolidation. Customers are selecting vendors that efficiently provide the most effective graphic communications products and services -- specialists who can interface with their in-house capabilities and provide full service product offerings at an attractive price.

These factors will accelerate the pace of change in the graphic communications industry. Within this changing market, Cadmus is seeking to play an increasingly important role in helping its customers gain market share. In pursuit of this goal, Cadmus has adopted a two-part business strategy: (i) seek profitable positions in niche markets and (ii) become a full service provider of customers' marketing and graphic communications needs.

Cadmus focuses on niche product segments that larger printers have not pursued. By specializing in niche markets, Cadmus uses its knowledge of a customer's industry to create innovative products and services that satisfy the customer's specific needs. Services provided to these niche markets have greater perceived value, allowing Cadmus to achieve higher margins and revenue growth. Cadmus also has aligned its businesses to respond to the trends toward outsourcing and vendor consolidation. Cadmus is well positioned to serve customers whose graphic communications needs require a high degree of creativity and content generation. Customers value Cadmus not only for its printing capabilities but also for its ability to efficiently combine printing, marketing, and publishing skills in unique and innovative ways.

In order to facilitate the development of profitable positions in niche markets and the ability to provide full service offerings, Cadmus has aligned its product offerings into three business groups: printing, marketing, and publishing.

PRINTING. Cadmus printing operations provide customers a full range of services which include state-of-the-art digital imaging, electronic prepress, sheetfed and web offset printing, digital press multi-color printing, custom binding, fulfillment, and distribution. Printing generated approximately 73% of net sales in fiscal year 1995. Included in printing revenues are revenues from digital imaging and composition services, which comprised approximately 18% of the net sales of this group.

MARKETING. Cadmus provides its customers with creative, database management, production, mailing, and fulfillment services for direct marketing, point-of-purchase, retail catalogs, and interactive multimedia programs and systems. Marketing generated approximately 20% of net sales in fiscal year 1995.

PUBLISHING. Cadmus publishes its own special-interest magazines that target consumers who have passionate interests in a hobby or sport. These magazines are published, edited, managed, printed, and fulfilled by Cadmus. Cadmus also provides custom publishing services to customers with narrowly defined target audiences in the health care, travel, financial, technology, and non-profit areas. Custom publishing services include design, editorial, advertising sales, production, and distribution of newsletters and magazines. Publishing generated approximately 7% of net sales in fiscal year 1995.


                              RECENT DEVELOPMENTS



In July 1995, Cadmus acquired the assets of Na-Tex, Inc., the publisher of COLLECTOR'S WORLD OF RACING. In addition, in September 1995, the Company acquired certain of the assets of The Mowry Company ("Mowry"), a direct marketing agency located in Long Beach, California. Recently, Cadmus entered into a definitive agreement to acquire the assets of The Software Factory, Inc. ("Software Factory"), a provider of software packaging and media duplication services, and a letter of intent to acquire the assets of PeachWeb Corp. ("PeachWeb"), a developer of Internet web sites. The closings of these two pending acquisitions, which are subject to certain conditions, would together require total consideration of $11.8 million in cash and $2.0 million value of Common Stock. See "Use of Proceeds" and "Pro Forma Consolidated Financial Statements."


                                  THE OFFERING


COMMON STOCK OFFERED (1)....................................  1,500,000 shares
COMMON STOCK OUTSTANDING AFTER THE OFFERING (1)(2)(3).......  7,531,475 shares
USE OF PROCEEDS.............................................  To repay approximately $11.2 million of long-term debt, plus a
                                                              $1.0 million prepayment penalty, to fund the $11.8 million cash portion of the aggregate acquisition cost of the assets of the
                                                              Software Factory and the assets of PeachWeb, and to repay
                                                              approximately $8.0 million of borrowings to fund working
                                                              capital needs expected to be outstanding at the Offering date.
                                                              Any remaining proceeds will be used for general corporate
                                                              purposes. See "Use of Proceeds."
THE NASDAQ NATIONAL MARKET TRADING SYMBOL...................  "CDMS"
DIVIDEND POLICY.............................................  The Company has paid cash dividends on the Common Stock since
                                                              1984. Any future decision concerning the payment of dividends on the Common Stock will depend upon the then prevailing
                                                              results of operations, financial condition, and capital
                                                              expenditure plans of the Company, as well as such other factors as the Board of Directors, in its sole discretion, may consider relevant. See "Price Range of Common Stock and Dividend
                                                              Policy."


(1) Assumes that the Underwriters' over-allotment option to purchase up to 225,000 shares will not be exercised. See "Underwriting."

(2) Excludes approximately 607,000 shares of Common Stock issuable upon exercise of outstanding and currently exercisable stock options as of June 30, 1995, at a weighted average price of $12.73 per share.


(3) Excludes the issuance of 80,000 shares of Common Stock which represents the $2.0 million value of Common Stock in partial consideration for the purchase of the Software Factory assuming a market price of $25.00 per share.

                             SUMMARY FINANCIAL DATA

The following table presents summary financial data for each of the fiscal years in the five year period ended June 30, 1995. The financial data for the year ended June 30, 1995 have been derived from the Company's audited consolidated financial statements and notes thereto included elsewhere in this Prospectus which have been audited by Arthur Andersen LLP. The financial data for each of the years in the four year period ended June 30, 1994 have been derived from the Company's audited consolidated financial statements and notes thereto which have been audited by Coopers and Lybrand L.L.P. The data should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's audited consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

                                                                                 YEARS ENDED JUNE 30,
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA                      1995     1994 (1)     1993 (1)     1992 (1)     1991 (1)
STATEMENT OF OPERATIONS DATA:
Net sales                                                    $279,641     $247,730     $198,126     $188,006     $177,691
Gross profit                                                   70,226       63,642       52,095       45,581       42,140
Operating income                                               18,054       12,918(2)    11,342       10,405        8,875
Income before income taxes                                     12,682        7,933(2)     7,480        6,448        5,008
Net income                                                      7,479        5,208(2)     4,533        3,901        2,987
Net income per share                                         $   1.21     $    .86     $    .76     $    .65     $    .50

                                                                                    AS OF JUNE 30,
DOLLARS IN THOUSANDS                                             1995     1994 (1)     1993 (1)     1992 (1)     1991 (1)
BALANCE SHEET DATA:
Working capital                                              $ 32,413     $ 23,356     $ 16,539     $ 18,738     $ 18,927
Property, plant, and equipment, net                            84,750       77,072       65,983       64,872       60,743
Total assets                                                  171,570      160,129      134,189      123,054      115,106
Long-term debt                                                 53,961       56,122       43,249       42,521       39,802
Shareholders' equity                                           61,882       54,929       50,693       47,571       44,865

                                                                                 YEARS ENDED JUNE 30,
DOLLARS IN THOUSANDS                                             1995     1994 (1)     1993 (1)     1992 (1)     1991 (1)
OTHER DATA:
Gross profit margin                                              25.1%        25.7%        26.3%        24.2%        23.7%
Operating income margin                                           6.5%         5.2%(2)      5.7%         5.5%         5.0%
Depreciation and amortization                                $ 12,132     $ 11,474     $  9,626     $  9,041     $  8,554
Capital expenditures                                           20,959       11,742       10,842       12,368       12,792

(1) Certain previously reported amounts have been reclassified to conform to the fiscal year 1995 presentation.

(2) After restructuring charge of $1.9 million pretax, $1.1 million after tax. See Note 2 of Notes to Consolidated Financial Statements.

                                  THE COMPANY

Cadmus is a graphic communications company offering specialized products and services in three areas: printing, marketing, and publishing. Cadmus was formed in 1984 through the merger of Byrd, a leading publications printer based in Virginia, and Washburn, a graphic arts firm based in North Carolina. Since the merger, Cadmus has grown through enhancement of existing products, internal development of new products, and acquisitions.

The businesses in which Cadmus competes are currently undergoing unprecedented change as a result of two major factors: technological development and evolving customer needs. These two factors are changing the types of products and services offered, production processes employed, customer and supplier relationships, and the competitive environment in general.

Technological development is changing the graphic communications industry in two ways. Faster and more efficient printing technology has created excess capacity and allowed companies to deliver higher quality products more cost effectively. In addition, technological advances, such as digital technology, have created alternative media for the dissemination of information formerly delivered exclusively in print. As a result, there has been substantial change in the cost, quality, and form of graphic communications.

Evolving customer needs are also forcing graphic communications companies to adapt. Increasingly, customers are using more targeted marketing programs, which require shorter print runs with specialized equipment and production processes. In addition, customers are seeking ways to obtain more effective graphic communications while reducing costs by outsourcing and through vendor consolidation. Customers are selecting vendors that efficiently provide the most effective graphic communications products and services -- specialists who can interface with their in-house capabilities and provide full service product offerings at an attractive price.

These factors will accelerate the pace of change in the graphic communications industry. Within this changing market, Cadmus is seeking to play an increasingly important role in helping its customers gain market share. In pursuit of this goal, Cadmus has adopted a two-part business strategy: (i) seek profitable positions in niche markets and (ii) become a full service provider of customers' marketing and graphic communications needs.

Cadmus focuses on niche product segments that larger printers have not pursued. By specializing in niche markets, Cadmus uses its knowledge of a customer's industry to create innovative products and services that satisfy the customer's specific needs. Services provided to these niche markets have greater perceived value, allowing Cadmus to achieve higher margins and revenue growth. Cadmus also has aligned its businesses to respond to the trends toward outsourcing and vendor consolidation. Cadmus is well positioned to serve customers whose graphic communications needs require a high degree of creativity and content generation. Customers value Cadmus not only for its printing capabilities but also for its ability to efficiently combine printing, marketing, and publishing skills in unique and innovative ways.

In order to facilitate the development of profitable positions in niche markets and the ability to provide full service offerings, Cadmus has aligned its product offerings into three business groups: printing, marketing, and publishing.

PRINTING. Cadmus printing operations provide customers a full range of services which include state-of-the-art digital imaging, electronic prepress, sheetfed and web offset printing, digital press multi-color printing, custom binding, fulfillment, and distribution. Printing generated approximately 73% of net sales in fiscal year 1995. Included in printing revenues are revenues from digital imaging and composition services, which comprised approximately 18% of the net sales of this group.

MARKETING. Cadmus provides its customers with creative, database management, production, mailing, and fulfillment services for direct marketing, point-of-purchase, retail catalogs, and interactive multimedia programs and systems. Marketing generated approximately 20% of net sales in fiscal year 1995.

PUBLISHING. Cadmus publishes its own special-interest magazines that target consumers who have passionate interests in a hobby or sport. These magazines are published, edited, managed, printed, and fulfilled by Cadmus. Cadmus also provides custom publishing services to customers with narrowly defined target audiences in the health care, travel, financial, technology, and non-profit areas. Custom publishing services include design, editorial, advertising sales, production, and distribution of newsletters and magazines. Publishing generated approximately 7% of net sales in fiscal year 1995.

The Company's principal executive offices are located at 6620 West Broad Street, Suite 500, Richmond, Virginia 23230, and its telephone number is (804) 287-5680.

                                USE OF PROCEEDS


The net proceeds from the Offering (assuming a public offering price of $25.00 per share and after deducting underwriting discounts and estimated expenses associated with the Offering) are expected to be approximately $35.0 million ($40.3 million if the Underwriters' over-allotment option is exercised in full). The Company will use the net proceeds to (i) repay $11.2 million of 9.76% Senior Notes due June 2000, plus a $1.0 million prepayment penalty, (ii) fund the $11.8 million cash portion of the aggregate acquisition cost of the assets of the Software Factory, a provider of software packaging and media duplication services, and the assets of PeachWeb, a developer of Internet web sites (the "Acquisitions"), and (iii) repay approximately $8.0 million of borrowings to fund working capital needs with an interest rate of approximately 6.4% which matures at February 1997 expected to be outstanding at the Offering date. Payment of the prepayment penalty is expected to produce an after-tax charge to net income of approximately $0.6 million in the period in which such payment is made. Any remaining proceeds will be used for general corporate purposes, including expenditures relating to other acquisitions. In the event the Acquisitions do not occur, the additional proceeds will be used for general corporate purposes.


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

The Common Stock is quoted on The Nasdaq National Market under the symbol "CDMS." The following table presents the high and low sales prices as reported by The Nasdaq National Market and the cash dividends declared per share, for the periods indicated.


                                                                                                                          CASH
                                                                                                                      DIVIDEND
                                                                                                  HIGH        LOW     DECLARED
Fiscal Year ended June 30, 1993
  First Quarter                                                                                 $ 9.50     $ 6.75      $  .05
  Second Quarter                                                                                  9.75       6.25         .05
  Third Quarter                                                                                  11.00       9.00         .05
  Fourth Quarter                                                                                 10.25       8.50         .05

Fiscal Year ended June 30, 1994
  First Quarter                                                                                 $10.25     $ 8.50      $  .05
  Second Quarter                                                                                 14.50       9.50         .05
  Third Quarter                                                                                  15.25      13.50         .05
  Fourth Quarter                                                                                 19.50      13.75         .05

Fiscal Year ended June 30, 1995
  First Quarter                                                                                 $18.75     $15.00      $  .05
  Second Quarter                                                                                 18.75      14.87         .05
  Third Quarter                                                                                  19.25      14.50         .05
  Fourth Quarter                                                                                 24.75      17.00         .05

Fiscal Year ended June 30, 1996
  First Quarter                                                                                 $27.25     $22.25      $  .05
  Second Quarter (through October 13, 1995)                                                      25.00      24.00



On October 13, 1995, the last reported sale price of the Common Stock on The Nasdaq National Market was $24.75 per share.


The Company has paid cash dividends on the Common Stock since 1984. Any future decision concerning the payment of dividends on the Common Stock will depend upon the then prevailing results of operations, financial condition, and capital expenditures of the Company, as well as such other factors as the Board of Directors, in its sole discretion, may consider relevant.

                                 CAPITALIZATION


The table below sets forth the consolidated short-term debt and capitalization of the Company as of June 30, 1995, and as adjusted to reflect the sale of the shares of Common Stock in the Offering at an assumed public offering price of $25.00 per share, the application of the estimated net proceeds therefrom (assuming the Underwriters' overallotment option is not exercised), and the issuance of shares of Common Stock in connection with the Acquisitions. See "Use of Proceeds."



                                                                                                        AS OF JUNE 30, 1995
                                                                                                                 AS ADJUSTED FOR
                                                                                                                THE ACQUISITIONS
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA                                                          ACTUAL     AND THE OFFERING
Short-term borrowings                                                                              $  3,775
Current maturities of long-term debt                                                                  2,381         $     184

    Total short-term debt                                                                          $  6,156         $     184

Long-term debt                                                                                     $ 53,961         $  45,000

Shareholders' equity (1):
    Common stock, $.50 par value, 16,000,000 shares authorized, 6,031,475 shares issued and outstanding, and 7,611,475 shares issued and outstanding, as adjusted to give effect to
     the Acquisitions and the Offering                                                                3,015             3,805
    Capital in excess of par value                                                                   12,448            48,658
    Retained earnings                                                                                46,419            45,806
    Total shareholders' equity                                                                       61,882            98,269

    Total capitalization                                                                           $115,843         $ 143,269


(1) Excludes approximately 607,000 shares of Common Stock issuable upon exercise of outstanding and currently exercisable stock options as of June 30, 1995, at a weighted average exercise price of $12.73 per share.

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS



The following unaudited Pro Forma Consolidated Financial Statements of Cadmus Communications Corporation and Subsidiaries give effect to the sale of the shares of Common Stock in the Offering and to the acquisitions of the assets of the Software Factory and PeachWeb, and certain of the assets of Mowry, as if such transactions had occurred as of July 1, 1994 for the Pro Forma Consolidated Statement of Income and as of June 30, 1995 for the Pro Forma Consolidated Balance Sheet.



The pro forma information is based on the historical financial statements of the acquired companies giving effect to the acquisitions under the purchase method of accounting and the assumptions and adjustments described in the accompanying Notes to Pro Forma Consolidated Financial Statements.



The pro forma information does not purport to be indicative of the combined results of operations or financial position that would have been reported had these transactions taken place as of July 1, 1994 with respect to the Statement of Income data and as of June 30, 1995 with respect to the Balance Sheet data as the case may be, or future results of operations or financial position of the Company. The Pro Forma Consolidated Financial Statements should be read in conjunction with the Company's separate historical consolidated financial statements and related notes thereto, included elsewhere herein, and the historical financial statements and notes thereto of the Software Factory, incorporated herein by reference.


                PRO FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                                         AS OF JUNE 30, 1995
                                                                                                                    PRO FORMA
                                                  HISTORICAL                     PRO FORMA           PRO FORMA    ADJUSTMENTS
                                                CADMUS                         ADJUSTMENTS                 FOR            FOR
DOLLARS IN THOUSANDS                    COMMUNICATIONS     ACQUISITIONS   FOR ACQUISITIONS        ACQUISITIONS       OFFERING
ASSETS
Current Assets
  Cash and cash equivalents               $    226    $       1,036   $        (12,319)(a)(b) $    (11,057)   $    19,412 (f)
  Accounts receivable, net                  57,204            1,466               (728)(a)          57,942
  Inventories                               16,308              326                                 16,634
  Deferred income taxes                      1,092                                                   1,092
  Prepaid expenses and other                 1,489               90                (55)(a)           1,524
      Total current assets                  76,319            2,918            (13,102)             66,135         19,412
Property, plant, and equipment, net         84,570              326                                 84,896
Investment in unconsolidated joint
  venture
Other assets                                 2,400               46                (35)(a)           2,411
Goodwill and intangibles, net                8,281                              13,383 (c)          21,664
TOTAL ASSETS                              $171,570    $       3,290   $            246        $    175,106    $    19,412
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Short-term borrowings                   $  3,775    $               $                       $      3,775    $    (3,775)(g)
  Current maturities of long-term
    debt                                     2,381                3                                  2,384         (2,200)(g)
  Accounts payable                          18,818            1,063               (178)(a)          19,703
  Accrued expenses
    Compensation                            10,905              386               (143)(a)          11,148
    Restructuring charge                       120                                                     120
    Other                                    7,907              366                                  8,273
      Total current liabilities             43,906            1,818               (321)             45,403         (5,975)
Long-term debt                              53,961               39                                 54,000         (9,000)(g)
Other long-term liabilities                  7,180                                                   7,180
Deferred income taxes                        4,641                                                   4,641
Commitments and contingencies
Shareholders' equity
  Common stock                               3,015               16                 24 (d)(e)        3,055            750 (h)
  Partnership equity                                            450               (450)(d)
  Capital in excess of par value            12,448                               1,960 (e)          14,408         34,250 (h)
  Retained earnings                         46,419              967               (967)(d)          46,419           (613)(i)
      Total shareholders' equity            61,882            1,433                567              63,882         34,387
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY                                  $171,570    $       3,290   $            246        $    175,106    $    19,412

                                            PRO
DOLLARS IN THOUSANDS                      FORMA
ASSETS
Current Assets
  Cash and cash equivalents            $  8,355
  Accounts receivable, net               57,942
  Inventories                            16,634
  Deferred income taxes                   1,092
  Prepaid expenses and other              1,524
      Total current assets               85,547
Property, plant, and equipment, net      84,896
Investment in unconsolidated joint
  venture
Other assets                              2,411
Goodwill and intangibles, net            21,664
TOTAL ASSETS                           $194,518
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Short-term borrowings                $
  Current maturities of long-term
    debt                                    184
  Accounts payable                       19,703
  Accrued expenses
    Compensation                         11,148
    Restructuring charge                    120
    Other                                 8,273
      Total current liabilities          39,428
Long-term debt                           45,000
Other long-term liabilities               7,180
Deferred income taxes                     4,641
Commitments and contingencies
Shareholders' equity
  Common stock                            3,805
  Partnership equity
  Capital in excess of par value         48,658
  Retained earnings                      45,806
      Total shareholders' equity         98,269
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY                               $194,518



See Notes to Pro Forma Consolidated Financial Statements.

             PRO FORMA CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)


                                                                        YEAR ENDED JUNE 30, 1995
                                                                                                                    PRO FORMA
                                                     HISTORICAL                     PRO FORMA        PRO FORMA    ADJUSTMENTS
                                                   CADMUS                         ADJUSTMENTS              FOR            FOR
IN THOUSANDS, EXCEPT PER SHARE DATA        COMMUNICATIONS    ACQUISITIONS    FOR ACQUISITIONS     ACQUISITIONS       OFFERING
Net sales                                  $      279,641    $     15,114    $                    $    294,755    $
Operating expenses
  Cost of sales                                   209,415          10,281                              219,696
  Selling and administrative                       52,172           2,194                (234)(a)       54,132
                                                  261,587          12,475                (234)         273,828
Operating income                                   18,054           2,639                 234           20,927
Interest and other (income) expenses
  Interest                                          5,351             (37)                 37(c)         5,351         (1,794)(c)
  Other (income) expenses, net                         21              43                 669(b)           733
                                                    5,372               6                 706            6,084         (1,794)
Income before income taxes                         12,682           2,633                (472)          14,843          1,794
Income taxes                                        5,203                                 820(d)         6,023            694 (d)
Net income                                 $        7,479    $      2,633    $         (1,292)    $      8,820    $     1,100
Net income per share                       $         1.21                                         $       1.41
Average common shares outstanding                   6,195                                  80            6,275          1,500

                                               PRO
IN THOUSANDS, EXCEPT PER SHARE DATA          FORMA
Net sales                                 $294,755
Operating expenses
  Cost of sales                            219,696
  Selling and administrative                54,132
                                           273,828
Operating income                            20,927
Interest and other (income) expenses
  Interest                                   3,557
  Other (income) expenses, net                 733
                                             4,290
Income before income taxes                  16,637
Income taxes                                 6,717
Net income                                $  9,920
Net income per share                      $   1.28
Average common shares outstanding            7,775



See Notes to Pro Forma Consolidated Financial Statements.

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)



(1) BASIS OF REPORTING



The unaudited Pro Forma Consolidated Financial Statements of Cadmus give effect to the sale of the shares of Common Stock in the Offering and to the acquisitions of the assets of the Software Factory and PeachWeb and certain of the assets of Mowry, as if such transactions had occurred as of July 1, 1994 for the Pro Forma Consolidated Statement of Income and as of June 30, 1995 for the Pro Forma Consolidated Balance Sheet.



The pro forma information is based on the historical financial statements of the acquired companies giving effect to the acquisitions under the purchase method of accounting and the assumptions and adjustments described in the accompanying Notes to the Pro Forma Consolidated Financial Statements. Under the purchase method of accounting the assets and liabilities were recorded at their fair value with the excess of the purchase price over the fair value of identifiable net assets acquired recorded as goodwill.



The pro forma information does not purport to be indicative of the combined results of operations or financial position that would have been reported had these transactions taken place as of July 1, 1994 with respect to the Statement of Income data and as of June 30, 1995 with respect to the Balance Sheet data as the case may be, or future results of operations or financial position of the Company. The Pro Forma Consolidated Financial Statements should be read in conjunction with the Company's separate historical consolidated financial statements and related notes thereto, included elsewhere herein, and the historical financial statements and notes thereto of the Software Factory, incorporated herein by reference.



(2) CONSOLIDATED BALANCE SHEET PRO FORMA ADJUSTMENTS



The Pro Forma Consolidated Balance Sheet gives effect to the adjustments described below.



(a) To exclude assets and liabilities not included in these transactions (dollars in thousands):



ASSETS
Cash                                         $   469
Accounts receivable                              728
Prepaid expenses and other                        55
Other assets                                      35
  Total assets                               $ 1,287
LIABILITIES
Accounts payable                             $   178
Accrued expenses                                 143
  Total liabilities                          $   321



(b) To record $11.9 million cash disbursed to purchase the acquired companies.



(c) To record the excess of the purchase price over the net assets acquired under the purchase method of accounting for the acquisitions.



(d) To eliminate the equity of the acquired companies.



(e) To record the $2.0 million common stock portion of the consideration for the purchase of the Software Factory which represents the issuance of 80,000 shares of Common Stock assuming a market price of $25.00 per share.



(f) To record the net proceeds from the Offering after debt repayment and prepayment penalty (See Note 4).



(g) To record the repayment of borrowings under the Company's revolving credit facilities and of the 9.76% Senior Notes due 2000, from the proceeds of the Offering (See Note 4).



(h) To record the 1.5 million shares issued in the Offering and the resulting capital in excess of par value at an assumed public offering price of $25.00 per share.

(i) To record the after-tax effect of the prepayment penalty associated with the 9.76% Senior Notes which will be repaid from proceeds of the Offering.



(3) CONSOLIDATED STATEMENT OF INCOME PRO FORMA ADJUSTMENTS



The Pro Forma Consolidated Statement of Income gives effect to the adjustments described below.



(a) To adjust for reductions in selling and administrative expenses associated with the elimination of duplicate costs. Management expects that there will be cost reductions as various selling and administrative functions and certain operating facilities are combined.



(b) To amortize, over twenty years, the costs in excess of the net assets acquired which were generated by applying the purchase method of accounting for the acquisitions.



(c) To record the interest savings from the debt repayment and the interest income from the excess of the proceeds from the Offering less the cash payments for the companies acquired.



(d) To record the income taxes on the earnings of the acquired companies and to record the tax effect of the pro forma adjustments at an effective tax rate of 38.7%. The Software Factory, which is qualified as an "S" corporation, and Mowry, which is a partnership, had no income tax expense in fiscal year ended June 30, 1995. Accordingly, the pro forma income tax expense has been recorded for the reported earnings of the companies at an effective rate of 38.7%.



(4) NONRECURRING PREPAYMENT PENALTY



The Company will use a portion of the proceeds from the Offering to repay $11.2 million of 9.76% Senior Notes due 2000. Under the provisions of these notes, the Company is obligated to pay an approximately $1.0 million, $0.6 million after tax, prepayment penalty which will be recorded as interest expense in the period in which the payment occurs. See "Use of Proceeds."

                     SELECTED FINANCIAL AND OPERATING DATA

The following tables set forth selected financial data with respect to the Company as of the dates and for the periods indicated. The financial data for the year ended June 30, 1995 have been derived from the Company's audited consolidated financial statements and notes thereto included elsewhere in this Prospectus which have been audited by Arthur Andersen LLP. The financial data for each of the years in the four year period ended June 30, 1994 have been derived from the Company's audited consolidated financial statements and notes thereto which have been audited by Coopers & Lybrand L.L.P. These data should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's audited consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

                                                                                  YEARS ENDED JUNE 30,
DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA                       1995     1994 (1)     1993 (1)     1992 (1)     1991 (1)
STATEMENT OF OPERATIONS DATA:
Net sales                                                     $279,641     $247,730     $198,126     $188,006     $177,691
Operating expenses
  Cost of sales                                                209,415      184,088      146,031      142,425      135,551
  Selling and administrative                                    52,172       48,824       40,753       35,176       33,265
  Restructuring charge                                                        1,900
                                                               261,587      234,812      186,784      177,601      168,816
Operating income                                                18,054       12,918(2)    11,342       10,405        8,875
Interest and other expenses
  Interest                                                       5,351        4,813        3,233        3,248        3,285
  Other expenses, net                                               21          172          629          709          582
                                                                 5,372        4,985        3,862        3,957        3,867
Income before income taxes                                      12,682        7,933(2)     7,480        6,448        5,008
Income taxes                                                     5,203        3,126        2,947        2,547        2,021
Income before cumulative effect of changes in accounting
  principles                                                     7,479        4,807(2)     4,533        3,901        2,987
Cumulative effect of changes in accounting for:
  Postretirement benefits (net of income tax benefit of $355)                  (532)
  Income taxes                                                                  933
Net income                                                    $  7,479     $  5,208(2)  $  4,533     $  3,901     $  2,987
Earnings per share:
  Income before cumulative effect of changes in accounting
    principles                                                $   1.21     $    .79(2)  $    .76     $    .65     $    .50
  Cumulative effect of changes in accounting for
    postretirement benefits and income taxes                                    .07
  Net income                                                  $   1.21     $    .86(2)  $    .76     $    .65     $    .50

                                                                                    AS OF JUNE 30,
DOLLARS IN THOUSANDS                                             1995     1994 (1)     1993 (1)     1992 (1)     1991 (1)
BALANCE SHEET DATA:
Working capital                                              $ 32,413     $ 23,356     $ 16,539     $ 18,738     $ 18,927
Property, plant, and equipment, net                            84,570       77,072       65,983       64,872       60,743
Total assets                                                  171,570      160,129      134,189      123,054      115,106
Long-term debt                                                 53,961       56,122       43,249       42,521       39,802
Shareholders' equity                                           61,882       54,929       50,693       47,571       44,865

                                                                                 YEARS ENDED JUNE 30,
DOLLARS IN THOUSANDS                                             1995     1994 (1)     1993 (1)     1992 (1)     1991 (1)
OTHER DATA:
Gross profit margin                                              25.1%        25.7%        26.3%        24.2%        23.7%
Operating income margin                                           6.5%         5.2%(2)      5.7%         5.5%         5.0%
Operating income return on average total capital                 15.3%        12.0%(2)     11.7%        11.3%        10.2%
Depreciation and amortization                                $ 12,132     $ 11,474     $  9,626     $  9,041     $  8,554
Capital expenditures                                           20,959       11,742       10,842       12,368       12,792

(1) Certain previously reported amounts have been reclassified to conform to the fiscal year 1995 presentation.
(2) After restructuring charge of $1.9 million pretax, $1.1 million after tax. See Note 2 of Notes to Consolidated Financial Statements.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

COMPANY HIGHLIGHTS

Fiscal 1995 financial highlights include:

     (Bullet) Sales increased 12.9% to $279.6 million.

     (Bullet) Operating income rose to $18.1 million, a 39.8% increase.

     (Bullet) Net income climbed 43.6% to $7.5 million ($1.21 per share).

     (Bullet) The operating income return on average total capital improved from 12.0% in fiscal 1994 to 15.3% in fiscal 1995.

In the fourth quarter of fiscal 1995, Cadmus was named by General Electric as a preferred nationwide supplier of printing related services. To better serve General Electric, the Company formed a new division dedicated to managing its relationship with General Electric and to matching General Electric's business needs with the appropriate Cadmus solutions. The formation of Cadmus Interactive, an Atlanta-based multimedia company, in the first quarter of fiscal 1995, positioned the Company to offer its customers state-of-the-art interactive multimedia products and services. In the fourth quarter of fiscal 1995, the acquisition of Ronald James Direct expanded the Company's direct marketing agency capabilities into Los Angeles and Denver. During the third quarter of fiscal 1995, the Company sold its fifty percent joint venture interest in Central Florida Press, L.C. ("CFP") to The Lanman Companies, Inc. ("Lanman") to redirect its capital to those markets and products which offer the best opportunities for growth and profitability.

In the second quarter of fiscal 1994, Cadmus acquired the net assets of the Waverly Press printing division ("Waverly Press") from Waverly, Inc. Waverly Press, a leading printer of scientific, technical, medical, and scholarly journals, was renamed Cadmus Journal Services, Inc. ("Cadmus Journal Services") following the acquisition. By combining the strengths and assets of Waverly Press with the Company's existing research journal operations, the Company was able to significantly improve the level of service as well as the nature of the products offered to journal publishers. As part of the transaction, Waverly, Inc. entered into a long-term printing agreement with Cadmus Journal Services, which ensures important continuity of business.

RESULTS OF OPERATIONS

The following table presents the major components from the Consolidated Statements of Income as a percentage of net sales:

                                                                          YEARS ENDED JUNE 30,
                                                                      1995                    1994             1993
Net sales                                                             100.0%                  100.0%           100.0%
Cost of sales                                                          74.9                    74.3             73.7
Gross profit                                                           25.1                    25.7             26.3
Selling and administrative expenses                                    18.6                    19.7             20.6
Restructuring charge                                                                             .8
Operating income                                                        6.5                     5.2              5.7
Interest expense                                                        1.9                     1.9              1.6
Other expenses, net                                                      .0                      .1               .3
Income before income taxes                                              4.6                     3.2              3.8
Income taxes                                                            1.9                     1.3              1.5
Income before cumulative effect of changes in accounting principles     2.7                     1.9              2.3
Cumulative effect of changes in accounting principles                                            .2
Net income                                                              2.7%                    2.1%             2.3%

                                       16

COMPARISON OF FISCAL 1995 WITH FISCAL 1994
Net sales in fiscal 1995 were $279.6 million, representing an increase of 12.9% over fiscal 1994 sales of $247.7 million. Sales growth occurred in each of the Company's three business groups: printing 14.8%, marketing 12.6%, and publishing 5.7%. The growth in printing sales was driven by a 25.3% increase in journal services sales, a 53.0% increase in specialty packaging sales, and a 13.2% increase in sales of promotional printing. In addition, higher paper prices accounted for 2.3% of the increase in fiscal 1995 printing sales. Excluding the full year impact of the Waverly Press acquisition, journal services sales increased 9.2% due primarily to an increase in the number of titles. The increase in specialty packaging sales was principally the result of growth from existing customers.

Increased sales for the marketing group resulted from a 22.1% growth in point-of-purchase revenues combined with a 5.4% increase in direct marketing sales. In addition, the formation of Cadmus Interactive in the first quarter of fiscal 1995 accounted for 22.0% of the overall increase in marketing revenues. These increases were partially offset by a decline in marketing services revenues due to the loss of a customer in fiscal 1994. This customer entered into a new contract with the Company in late fiscal 1995. Effective June 30, 1995, the Company ceased operating two marketing services programs, Kids Link and Sports Marketing, which together contributed $1.9 million to fiscal 1995 sales.

Publishing sales growth resulted from new titles and expanded product circulation, an increased market share, and a 25.3% cover price increase for TUFF STUFF magazine. New product circulation involved the introduction in March 1994 of MID-ATLANTIC SOCCER, a regional magazine focused on promoting youth soccer. In addition, circulation of COLLECT!, a magazine serving the non-sports collectibles market, was expanded through an increase in the frequency of distribution from bi-monthly to monthly. Market share expansion was achieved through extensive telemarketing efforts within consumer publishing despite a decline in sports card collecting due in part to the baseball strike.

Gross profit in fiscal 1995 was 25.1% of sales compared with 25.7% in fiscal 1994. The gross profit decline in fiscal 1995 was a result of increased paper prices and a change in sales mix due to the full year impact of the acquisition of Waverly Press, which had a relatively lower gross margin. Excluding Waverly Press, the gross margin was 27.0% and 26.8% for fiscal 1995 and 1994, respectively. The decline in gross profit was partially offset by approximately $1.3 million in savings generated in fiscal 1995 from the restructuring and transfer of the Company's Springfield, Virginia composition and prepress activities to Richmond, Virginia and Baltimore, Maryland.

Selling and administrative expenses as a percent of sales were 18.6% and 19.7% in fiscal 1995 and 1994, respectively. The decrease in the selling and administrative expense ratio in fiscal 1995 was primarily attributable to the full year impact of the acquisition of Waverly Press, which had a lower selling and administrative expense ratio of 8.8%. In addition, savings of approximately $0.3 million generated from the restructuring and consolidation of composition and prepress facilities in Richmond, Springfield, and Baltimore contributed to the decline in the selling and administrative expense ratio in fiscal 1995.

Operating income improved to 6.5% of sales for fiscal 1995 from 5.2% in fiscal 1994. This improvement reflects the impact of sales growth and restructuring savings. Operating income as a percent of sales before the restructuring charge was 6.0% in fiscal 1994. Other expenses declined $0.2 million in fiscal 1995 due primarily to a gain on sale of assets.

The effective income tax rate of 41.0% in fiscal 1995 increased from 39.4% in fiscal 1994 due to a one-time liability of $0.3 million arising from the sale of the Company's fifty percent joint venture interest in CFP. Exclusive of the sale transaction, the effective rate would have been 38.7%, a decrease attributable to both higher levels of pretax income and a decrease in the overall state effective tax rate.

COMPARISON OF FISCAL 1994 WITH FISCAL 1993
Net sales in fiscal 1994 were $247.7 million compared to $198.1 million for fiscal 1993 and included increases in each business group. The 22.9% increase in printing sales for fiscal 1994 was due to growth of 92.5% in journal services sales due primarily to the fiscal 1994 acquisition of Waverly Press, 30.8% growth in specialty packaging sales, and a 55.2% increase in annual report sales. Promotional printing sales were down 16.2% as a result of the deconsolidation of Vaughan sales through the CFP joint venture in the third quarter of fiscal 1993. Adjusted for the acquisition of Waverly Press and the CFP joint venture, printing sales increased 4.9% over fiscal 1993.

The 11.8% increase in marketing sales for fiscal 1994 resulted from growth of 43.2% in direct marketing sales and growth of 13.5% in point-of-purchase revenues. The increase in direct marketing revenues was attributable to growth in sales to existing customers and the restructuring of the business into an agency organization. Point-of-purchase revenues grew as a result of relationships developed with new customers, coupled with growth in existing accounts.

The 76.3% increase in publishing sales for fiscal 1994 was the result of the acquisition of Marblehead Communications, Inc. ("Marblehead"), a custom publisher of newsletters and magazines, coupled with continued sales growth of 17.0% of its consumer magazines, including TUFF STUFF magazine. Expansion at Marblehead resulted in an increase of 78.4% over prior year annualized sales due to both additions of new accounts and increased sales to existing customers.

In fiscal 1994, gross profit was 25.7% of sales compared with 26.3% in fiscal 1993. Gross profit declined slightly in fiscal 1994 as a result of a change in the sales mix due to the addition of Waverly Press, which had a relatively lower gross margin. Excluding Waverly Press, the gross margin improved to 26.8%.

The decrease in selling and administrative expenses as a percent of sales was primarily driven by the inclusion in fiscal 1994 of Waverly Press, which had a lower selling and administrative expense ratio of 11.6%.

Operating income before the restructuring charge improved to 6.0% of sales for fiscal 1994 from 5.7% in fiscal 1993. Operating income as a percent of sales after the restructuring charge was 5.2% in fiscal 1994.

Interest expense increased slightly from 1.6% of sales in fiscal 1993 to 1.9% of sales in fiscal 1994 due to increased average debt levels associated with the purchase of Waverly Press in fiscal 1994. Other expenses declined $0.5 million in fiscal 1994 due to the full year inclusion of earnings from the CFP joint venture.

RESTRUCTURING CHARGE
In the fourth quarter of fiscal 1994, the Company announced a plan to restructure its journal services and specialty magazine printing divisions, resulting in a one-time pretax charge of $1.9 million. This charge resulted from reductions in the workforce related to the closing of the Company's Springfield, Virginia, composition and prepress facility and the transfer of these activities to the Richmond and Baltimore facilities. These actions were substantially complete by June 30, 1995. During fiscal 1995, the Company recognized pretax cost savings of $1.6 million, primarily due to payroll-related savings. The full year impact of cost savings are estimated to be $3.2 million for fiscal 1996.

Following is a schedule of the costs included in and the amounts charged against the restructuring reserve to date:

                                                                                          ORIGINAL     CHARGES AS OF
                                                                                          RESERVE      JUNE 30, 1995
DESCRIPTION                                                                                     (IN THOUSANDS)
Employee separations                                                                       $ 1,630            $1,585
Equipment write-down                                                                            75                93
Other direct costs                                                                             195               102
                                                                                           $ 1,900            $1,780

The employee separation costs relate to termination benefits of approximately 100 employees: twenty percent management and eighty percent production. During fiscal 1995, all of these employees left the Company as a result of this plan. Cash expenditures of approximately $0.1 million will occur in the first and second quarter of fiscal 1996 due to the election by many of the terminated employees to receive a stream of separation benefits, rather than a lump sum payment.

CHANGES IN ACCOUNTING PRINCIPLES
Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The Company elected to immediately recognize the liability for prior years' service as the cumulative effect of a change in accounting principle. Accordingly, the Company recorded an accumulated postretirement benefit obligation and a corresponding charge to net income of $0.9 million, and a noncurrent deferred income tax benefit of $0.4 million, resulting in an after-tax charge of $0.5 million in the first quarter of fiscal 1994.

The Company also adopted SFAS No. 109, "Accounting for Income Taxes," effective July 1, 1993, which requires the liability method of accounting for deferred income taxes, whereby enacted statutory tax rates are applied to the differences between financial reporting and tax bases of assets and liabilities. The cumulative effect of the change was a reduction in the deferred income tax liability and a corresponding increase in net income of $0.9 million in the first quarter of fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

The Company's major capital requirements are for investments in property, plant, and equipment, working capital, and acquisitions. Management believes that the Company has the financial resources and access to capital necessary to fund internal growth and acquisitions.

COMPARISON OF FISCAL 1995 WITH FISCAL 1994
Net cash provided by operating activities in fiscal 1995 declined to $5.4 million from $26.0 million in 1994 due to a significant increase in working capital investment. The increase in the Company's working capital investment resulted from a $12.0 million increase in accounts receivable, resulting from higher sales and a slowdown in collection cycles, and a $4.9 million increase in inventories, primarily attributable to higher paper inventory balances. Slowdown in collections occurred primarily in Fortune 500 companies and does not reflect a deterioration of the quality of the Company's receivables portfolio. The Company is undertaking efforts to enhance its billing processes, which are expected to improve its collections.

Net cash used in investing activities totaled $9.9 million in fiscal 1995, down from $31.0 million in fiscal 1994. Capital expenditures totaled $21.0 million in fiscal 1995 but were partially offset by a $3.6 million sale of real estate, $6.8 million in proceeds received from the sale of the Company's interest in CFP, and proceeds from loans on Company-owned life insurance of $2.9 million. Acquisition-related payments required funding of $1.5 million in fiscal 1995.

Cadmus reinvests in its businesses to remain current with technology, in order to improve productivity and quality, and to develop new products and markets. The Company is concentrating its expenditures in its higher growth and higher margin product lines. During fiscal 1995, the Company invested $21.0 million in property, plant, and equipment. These investments included the purchase of a new manufacturing facility to consolidate the Company's Richmond promotional and financial printing operations, a second ultraviolet six-unit sheetfed press and a four-unit digital press for the point-of-purchase product line, a six-unit CD sheetfed press for specialty packaging, and the relocation of the Company's Baltimore journal composition operations. The Company projects that capital spending in fiscal 1996 will be approximately $21.0 million.

During fiscal 1995, the Company entered into two interest rate swap agreements with banks to convert debt with an aggregate notional value of $8.7 million from floating-rate to fixed-rate debt. Both of these swap agreements have a term of four years and were initiated to moderate exposure to interest rate changes. Under the terms of these agreements, the Company makes payments at a fixed interest rate of 8.061% and will receive payments based on six-month LIBOR in arrears. These swaps are hedged against the $35.0 million fixed-to-floating rate swap. These hedging activities increased interest expense by $0.7 million in fiscal 1995 and by $0.5 million in fiscal 1994 and 1993. The net interest paid or received is included in interest expense.

Total debt at June 30, 1995 was $60.1 million, representing an increase of $1.7 million from the $58.4 million at June 30, 1994. Despite the increase in debt levels, the Company's debt-to-capital ratio improved from 51.5% at June 30, 1994 to 49.3% at June 30, 1995. The higher debt levels were required to fund operations. At June 30, 1995, borrowings under the Company's $25.0 million revolving credit agreements totaled $3.8 million, leaving an unused balance of $21.2 million.

COMPARISON OF FISCAL 1994 WITH FISCAL 1993
During fiscal 1994, the Company experienced significant improvement in cash flow performance. Net cash provided by operating activities rose to $26.0 million from $10.4 million in fiscal 1993. This gain was primarily attributable to a 40.0% increase in income before the restructuring charge, higher depreciation and amortization expense, and an $11.7 million reduction in operating assets and liabilities. The $1.8 million increase in depreciation and amortization expense was due to additions of property, plant, and equipment, both through the acquisition of Waverly Press and through capital investments made for strategic expansion and reinvestment. The reduction in operating assets and liabilities was credited to improved receivables and paper inventory management, and more aggressive utilization of trade credit.

The increase in fiscal 1994 in net cash used in investing activities of $17.6 million, and the increase in net cash provided by financing activities of $3.5 million were both primarily a result of transactions related to the acquisition of Waverly Press. Cash paid or placed in escrow for this acquisition of $19.7 million and capital investments of $11.7 million account for the majority of the investing activities. In fiscal 1993, cash used in investing activities included $2.2 million related to the investment in the CFP joint venture as well as $10.7 million in capital investments. The financing activities in fiscal 1994 include proceeds from the placement of $40.0 million in senior notes and the repayment of $32.0 million in term loans and long-term debt. In fiscal 1993, cash provided by financing activities of $3.2 million resulted from increased borrowings under bank lines of credit of $7.0 million and the repayment of long-term debt of $2.4 million.

Capital investment in property, plant, and equipment totaled $11.7 million during fiscal 1994. Significant projects included in this amount were the purchase of new composition software to integrate text and graphics for research journals and the rebuilding of a six-unit web press. Other significant capital investments included the purchase of a six-unit sheetfed press and the installation of a financial network. In addition, the Company entered into two long-term operating leases during the year, one for a new six-unit sheetfed press and one for an eight-unit half-web press.

Total debt at June 30, 1994, was $58.4 million, representing an increase of $7.9 million from the $50.5 million at June 30, 1993. The Company's debt-to-capital ratio at June 30, 1994 was 51.5% compared with 49.9% at June 30, 1993. This increase was primarily due to additional debt incurred to purchase Waverly Press. On December 23, 1993, the Company placed $40.0 million of senior notes with two insurance companies. The proceeds from these notes were used to repay short-term bridge loans incurred to finance the purchase of Waverly Press, short-term revolving bank lines of credit, and a bank term loan. These senior notes, which have an average life of 8.1 years with a final maturity of 10 years, carry a fixed interest rate of 6.74%. Concurrent with the placement of the senior notes, the Company entered into an interest rate swap agreement to effectively convert $35.0 million of the senior notes to floating-rate debt. The Company also entered into agreements with four banks on February 14, 1994, for a $25.0 million revolving credit facility. There were no outstanding borrowings against these revolving credit lines at June 30, 1994.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                                    FISCAL 1995 QUARTERS ENDED
IN THOUSANDS, EXCEPT PER SHARE DATA                                    SEP. 30    DEC. 31    MAR. 31    JUN. 30        TOTAL
Net sales                                                              $60,383    $67,237    $74,846    $77,175     $279,641
Gross profit                                                            13,752     16,793     19,438     20,243       70,226
Operating income                                                         2,755      4,238      5,482      5,579       18,054
Net income                                                                 974      1,784      2,068      2,653        7,479
Net income per share                                                   $   .16    $   .29    $   .33    $   .43     $   1.21

                                                                                  FISCAL 1994 QUARTERS ENDED (1)
IN THOUSANDS, EXCEPT PER SHARE DATA                                    SEP. 30    DEC. 31    MAR. 31    JUN. 30        TOTAL
Net sales                                                              $49,126    $61,448    $67,413    $69,743     $247,730
Gross profit                                                            12,409     15,475     17,278     18,480       63,642
Operating income                                                         2,381      3,666      4,097      2,774(2)    12,918
Income before cumulative effect of changes in accounting principles        836      1,510      1,682        779(2)     4,807
Net income                                                               1,237      1,510      1,682        779(2)     5,208
Earnings per share:
  Income before cumulative effect of changes in accounting
    principles                                                         $   .14    $   .25    $   .28    $   .12(2)  $    .79
  Net income                                                               .21        .25        .28        .12(2)       .86

(1) Certain previously reported amounts have been reclassified to conform to the fiscal year 1995 presentation.

(2) After restructuring charge of $1.9 million pretax, $1.1 million after tax. See Note 2 of Notes to Consolidated Financial Statements.

                                    BUSINESS

Cadmus is a graphic communications company offering specialized products and services in three areas: printing, marketing, and publishing. Cadmus was formed in 1984 through the merger of Byrd, a leading publications printer based in Virginia, and Washburn, a graphic arts firm based in North Carolina. Since the merger, Cadmus has grown through enhancement of existing products, internal development of new products, and acquisitions.

BACKGROUND

The businesses in which Cadmus competes are currently undergoing unprecedented change as a result of two major factors: technological development and evolving customer needs. These two factors are changing the types of products and services offered, production processes employed, customer and supplier relationships, and the competitive environment in general.

Technological development is changing the graphic communications industry in two ways. Faster and more efficient printing technology has created excess capacity and allowed companies to deliver higher quality products more cost effectively. In addition, technological advances, such as digital technology, have created alternative media for the dissemination of information formerly delivered exclusively in print. As a result, there has been substantial change in the cost, quality, and form of graphic communications.

Evolving customer needs are also forcing graphic communications companies to adapt. Increasingly, customers are using more targeted marketing programs, which require shorter print runs with specialized equipment and production processes. In addition, customers are seeking ways to obtain more effective graphic communications while reducing costs by outsourcing and through vendor consolidation. Customers are selecting vendors that efficiently provide the most effective graphic communications products and services -- specialists who can interface with their in-house capabilities and provide full service product offerings at an attractive price.

STRATEGY

Within this changing market, Cadmus is seeking to play an increasingly important role in helping its customers gain market share. In pursuit of this goal, Cadmus has adopted a two-part business strategy: (i) seek profitable positions in niche markets and (ii) become a full service provider of customers' marketing and graphic communications needs.

Cadmus focuses on niche product segments that larger printers have not pursued. By specializing in niche markets, Cadmus uses its knowledge of a customer's industry to create innovative products and services that satisfy the customer's specific needs. Services provided to these niche markets have greater perceived value, allowing Cadmus to achieve higher margins and revenue growth. Cadmus also has aligned its businesses to respond to the trends toward outsourcing and vendor consolidation. Cadmus is well positioned to serve customers whose graphic communications needs require a high degree of creativity and content generation. Customers value Cadmus not only for its printing capabilities but also for its ability to efficiently combine printing, marketing, and publishing skills in unique and innovative ways.

There are three elements to Cadmus' strategy:

      (Bullet) Organize Cadmus as a single operating company;

      (Bullet) Expand and enhance product offerings through increased specialization, acquisitions, and new product development; and

      (Bullet) Invest in technology to improve productivity and quality and to support full service offerings.

ORGANIZE CADMUS AS A SINGLE OPERATING COMPANY
Cadmus has changed from a collection of separate businesses into a single operating company organized around business groups and product lines. Cadmus sales personnel focus on specific product lines, such as financial communications or specialty packaging, and particular industries or markets, such as banking or software publishing. Cadmus production personnel focus on gaining efficiency and improving quality at each production facility. In addition, all product lines and production facilities use the Cadmus name, permitting Cadmus to develop name recognition and franchise value in its markets.

In order to support this single operating company approach, Cadmus has largely centralized its accounting, human resources, and information technologies functions. This change has resulted in savings for the Company, focused attention on the development of systems and procedures to facilitate information and resource sharing, and improved the quality of services provided.

Cadmus is also creating a corporate culture consistent with this new operating approach. The Company has developed a comprehensive training and orientation program -- "The Cadmus Way" -- that is designed to create a single, values-driven culture. Employees are encouraged to consider themselves Cadmus employees, rather than employees of any particular business group, and are given training to facilitate collaboration throughout Cadmus. In addition, compensation and incentive systems have been redesigned to support this new approach.

These changes allow Cadmus to utilize all of its expertise and capabilities to meet its customers' needs, improve its production performance, and expand and enhance its product offerings.

EXPAND AND ENHANCE PRODUCT OFFERINGS THROUGH INCREASED SPECIALIZATION, ACQUISITIONS, AND NEW PRODUCT DEVELOPMENT
In order to increase specialization, Cadmus has unified its marketing focus -- organizing its sales personnel by product lines and by industry or market. As a result of this focus, each business group and product line has begun to develop more innovative and competitive products and services to improve revenue growth and profitability. In addition, some of the special skills formerly "locked in" at the business units are now shared across Cadmus. This sharing is enhancing existing offerings, creating new products and services, and supporting the development of full service offerings.

Cadmus will also continue to expand and enhance its product offerings through acquisitions. When considering an acquisition opportunity, Cadmus evaluates how it complements current product lines and business groups and how it furthers the strategy of Cadmus. Factors considered in evaluating acquisition opportunities include market growth, customer base, competition, management, geographic location, and effect on earnings.


The most significant acquisitions to date include: in 1986, a company providing promotional printing and production of point-of-purchase advertising materials located in Atlanta, Georgia (American Graphics, Inc.); in 1987, a company offering retail and other direct mail catalog production services located in Atlanta, Georgia (Three Score, Inc.) and a printing company located in Baltimore, Maryland (Garamond/Pridemark Press, Inc.); in 1992, a custom publisher of newsletters and magazines located in Boston, Massachusetts (Marblehead Communications, Inc.) and a publisher of specialty magazines located in Richmond, Virginia (Tuff Stuff Publications, Inc.); in 1993, the assets of a division engaged in the business of printing scientific, technical, medical, and scholarly journals, located in Baltimore and Easton, Maryland (the Waverly Press Division of Waverly, Inc.); and in 1995, a direct marketing agency located in Los Angeles, California and Denver, Colorado (Ronald James Direct, Inc.), certain of the assets of a second direct marketing agency located in Long Beach, California (The Mowry Company), and the assets of Na-Tex, Inc., the publisher of COLLECTOR'S WORLD OF RACING. More recently, Cadmus entered into a definitive agreement to acquire the assets of the Software Factory, a provider of software packaging and media duplication services, and a letter of intent to acquire the assets of PeachWeb, a developer of Internet web sites. The closings of these two pending acquisitions, which are subject to certain conditions, would together require total consideration of $11.8 million in cash and $2.0 million value of Common Stock. See "Use of Proceeds" and "Pro Forma Consolidated Financial Statements." The Company believes that the continued consolidation in the industry will provide attractive acquisition opportunities in the future.


Finally, Cadmus has developed new products and services. These new products and services include extensions of its traditional product lines. Examples include Cadmus' specialty packaging and point-of-purchase product lines. Cadmus is also developing interactive products and services for tradeshows, kiosks, electronic catalogs, and Internet and other electronic media. In its journal product line, Cadmus has expanded the electronic products and services it offers to scientific, technical, and medical journal publishers, developing a growing portfolio of skills and capabilities to provide electronic publishing solutions, ranging from fully searchable databases to Internet home pages maintained by Cadmus. Cadmus' journal home page is found at HTTP://WWW.CADMUS.COM.

INVEST IN TECHNOLOGY TO IMPROVE PRODUCTIVITY AND QUALITY AND TO SUPPORT FULL SERVICE OFFERINGS
Cadmus has spent approximately $60.0 million over the past five years investing in technology to improve productivity and quality and to develop new products and markets. The Company is concentrating its expenditures in its higher growth and higher margin product lines. Improvements include:

     (Bullet) a state-of-the-art text and graphics composition system in the journal operations in Richmond and Baltimore, a system which has significantly improved the range of services Cadmus can offer its journal services customers and the efficiency of its journal businesses;

     (Bullet) a typesetting system for the financial communications product line, electronically linking its facilities along the east coast and permitting Cadmus to output typeset pages directly into its customers' offices;

     (Bullet) a complete reequipping of its prepress operations in Baltimore, Richmond, Charlotte, and Atlanta with state-of-the-art color and image manipulation computers and software, permitting some of the most sophisticated film production and image manipulation possible;

     (Bullet) a half-web press for the Charlotte production facility, enhancing the range of products offered by the Company's financial communications and promotional printing product lines;

     (Bullet) two presses for the Atlanta production facility, equipped with ultraviolet drying that permits high quality printing on plastics, a capability which has helped expand the Company's offerings in its profitable point-of-purchase product line; and

     (Bullet) two presses capable of printing on board stock at the Charlotte production facility, doubling its specialty packaging capacity.

Many of these investments enhance Cadmus' short to medium run length printing capability, producing the lead time reductions and efficiencies required to meet customers' more targeted graphic communications needs.


The Company also is standardizing the equipment at its production facilities. Currently, across all Cadmus facilities, sheetfed presses are manufactured by Heidelberg, composition operations are largely Xyvision-based, and prepress operations are based upon Macintosh and Scitex equipment and technology. In addition, Cadmus facilities, as well as customers and key suppliers, are being electronically linked. Three important benefits result from standardizing production equipment and linking production facilities. First, these efforts enable Cadmus to implement a company-wide capacity management system that permits better utilization of excess capacity. Second, standardization is the necessary first step in obtaining the progressively higher quality demanded by customers and required for ISO 9002 certification, a production quality assurance standard developed by the International Standards Organization. Cadmus is working to achieve ISO 9002 certification for all of its facilities by January 1997. Finally, these efforts permit the development of databases, on-line bulletin board systems, and other systems necessary to support full service offerings to customers such as General Electric, Hardees, Delta Air Lines, NationsBank, and Morningstar.


These investments and efforts have strengthened the Company's competitive position and will help Cadmus control production costs and support full service product offerings.

BUSINESS GROUPS AND PRODUCT LINES

In order to facilitate the development of profitable positions in niche markets and the ability to provide full service offerings, Cadmus has aligned its product offerings into three business groups: printing, marketing, and publishing.

PRINTING

                               FISCAL YEAR
                              1995 REVENUES
                             (IN THOUSANDS)
PRODUCT LINE
Journal Services                $ 93,615
Promotional Printing              41,760
Magazines                         40,777
Financial Communications          19,132
                                   7,822
Specialty Packaging
                                $203,106
Total Printing Revenues

Cadmus printing operations provide customers a full range of services which include state-of-the-art digital imaging, electronic prepress, sheetfed and web offset printing, digital press multi-color printing, custom binding, fulfillment, and distribution. Printing generated approximately 73% of net sales in fiscal year 1995. Included in printing revenues are revenues from digital imaging and composition services, which comprised approximately 18% of the net sales of this group.

JOURNAL SERVICES. Cadmus is an industry leader in the production of medical and biomedical, technical and scientific, learned and scholarly, and mathematics journals. Cadmus offers a full range of journal production services, including typesetting, editing, content management, printing, packaging, and fulfillment services to many of the most prestigious scientific, technical, and medical journal publishers. The Company operates one of the largest journal typesetting operations in the United States. Its four production facilities are linked through a sophisticated electronic network and high speed telephony. In response to increasing interest in Internet products, the Company offers customers a full range of electronic publishing products, ranging from Internet home pages to fully searchable databases created and maintained by Cadmus.

PROMOTIONAL PRINTING. Cadmus produces catalogs, directories, programs, corporate identity and promotional brochures, specialty books, and product literature for corporations, agencies, and educational institutions. Cadmus offers full service graphic communications solutions to meet each customer's unique needs, including creative design, complete prepress, multi-color sheetfed and web printing, binding, and fulfillment and distribution services.

MAGAZINES. Cadmus offers print production services to publishers of professional, trade, corporate, and consumer magazines. Such services include electronic publishing, litho preparation, printing, finishing, and distribution. The Company also offers customers consulting services in magazine production planning, conversion to desktop publishing, and postal and other distribution services.


FINANCIAL COMMUNICATIONS. Cadmus provides financial and shareholder communication services to corporate customers. Services provided include design, typesetting, printing, finishing, electronic filing, and fulfillment for debt and equity offerings, proxy statements, annual reports, and quarterly reports. Many of the Company's larger customers are electronically linked with Cadmus facilities, giving Cadmus the ability to send documents directly to its customers for review. Cadmus has also developed proprietary software, EDNA, to assist in the conversion of Macintosh-based files and other graphical and tabular material into EDGAR format for filing with the Commission.


SPECIALTY PACKAGING. Cadmus produces folding cartons, computer hardware and software cartons, promotional packaging, portfolio folders, 3-D mailers, and diskette sleeves for computer software publishers and technology and consumer products companies. Specializing in short run production and using state-of-the-art Heidelberg presses and Bobst die-cutting equipment, Cadmus offers film preparation, structural engineering, printing, and finishing services.

MARKETING

                                        FISCAL YEAR
                                      1995 REVENUES
                                     (IN THOUSANDS)
PRODUCT LINE
Point-of-Purchase                       $31,581
Direct Marketing                         14,530
Catalogs                                  9,649
                                          1,406
Interactive
                                        $57,166
Total Marketing Revenues

Cadmus provides its customers with creative, database management, production, mailing, and fulfillment services for direct marketing, point-of-purchase, retail catalogs, and interactive multimedia programs and systems. Marketing generated approximately 20% of net sales in fiscal year 1995.

POINT-OF-PURCHASE. Cadmus offers full service point-of-purchase support including design, production, database management, fulfillment, and printing. Additional services include merchandising, consulting, and point-of-purchase program management. Through its fulfillment services, Cadmus maintains finished goods inventories of point-of-purchase products and delivers these products for Cadmus customers on an as needed basis. The Company's fulfillment capabilities rely on a sophisticated inventory management system, customer database, and telephonic and electronic links between Cadmus facilities and those of its customers.

DIRECT MARKETING. Cadmus' fully integrated direct marketing agency provides measurable, response-oriented advertising services, including research, design, creative, database management, and marketing information analysis. The agency is organized into customer-focused, cross-functional teams. Cadmus' direct marketing services use a proprietary strategy development process that is information-based. Advanced statistical analysis precedes all strategy and creative development and is also performed following every advertising event.

CATALOGS. Cadmus offers catalog design, creative services, and photography for nationwide customers in the retail industry. These services include design, layout, copywriting, and studio and location photography.

INTERACTIVE. Cadmus creates and provides interactive and multimedia products, including kiosks, CD-ROM, and Internet applications, to Fortune 1000 customers in the hospitality, travel, banking, and telecommunications industries. Cadmus has formed an interactive multimedia marketing and software solution development team with significant technical expertise. Cadmus is also working to create interactive and multimedia products for retail sale by Cadmus customers. These products will be marketed as inexpensive and impulse purchase items to be sold on a national basis. Cadmus will obtain a fee for development of the prototype and will collect a royalty on each unit sold.

PUBLISHING

                                    FISCAL YEAR
                                  1995 REVENUES
                                  (IN THOUSANDS)
PRODUCT LINE
Consumer Publishing                     $10,387
                                          8,982
Custom Publishing
                                        $19,369
Total Publishing Revenues

Publishing is comprised of two divisions, Consumer Publishing and Custom Publishing. Publishing generated approximately 7% of net sales in fiscal year 1995.

CONSUMER PUBLISHING. Cadmus publishes its own special-interest magazines that target consumers who have passionate interests in a hobby or sport. Currently Cadmus owns five publications: TUFF STUFF; COLLECT!; KENNER GUIDE; MID-ATLANTIC SOCCER; and RPM. TUFF STUFF, the largest Cadmus consumer publishing title, is a 225,000 run-length monthly magazine directed at trading card collectors. COLLECT! is a monthly magazine directed at non-sport trading card collectors and hobbyists. KENNER GUIDE is an annual guide to Kenner sports figurines. MID-ATLANTIC SOCCER is a seasonal, regional magazine focused on promoting youth soccer. RPM is a monthly magazine directed at collectors of NASCAR racing-related memorabilia. These magazines are published, edited, managed, printed, and fulfilled by Cadmus.

CUSTOM PUBLISHING. Cadmus provides custom publishing services to customers with narrowly defined target audiences in the health care, travel, financial, technology, and non-profit areas. Publishing services include design, editorial, advertising sales, production, and distribution of newsletters and magazines. Services also include research and marketing to assist the customer in efficiently reaching its target audience. Current titles include PROFILES, a Continental Airlines in-flight magazine, LIVING HEALTHY, a magazine for Blue Cross and Blue Shield of Massachusetts, and UNION PLUS, a monthly magazine published for Union Privilege, a consumer benefits organization of the AFL-CIO.

PRODUCTION FACILITIES

The production operations of Cadmus are conducted at the following facilities:

                                            CADMUS
         LOCATION                    PRODUCT LINES SERVED                 BUILDING                  MAJOR EQUIPMENT
Richmond, Virginia          Journal Services, Magazines,              Owned;            Hantscho web presses; Man Roland web
                            Promotional Printing, Consumer            274,000 sq. ft.   presses; Heidelberg sheetfed presses;
                            Publishing, and Custom Publishing                           Mueller-Martini perfect binding; and
                                                                                        Xyvision composition
Easton, Maryland            Journal Services                          Owned;            Hantscho web presses (waterless);
                                                                      202,400 sq. ft.   Miller roll-fed sheetfed presses; CREO
                                                                                        direct-to-plate platemaking; and
                                                                                        Mueller-Martini perfect binding
Atlanta, Georgia            Point-of-Purchase                         Owned; 120,000    Heidelberg sheetfed presses
                                                                      sq. ft.           (ultraviolet in-line); Heidelberg
                                                                                        digital press; Scitex electronic
                                                                                        prepress; and Bobst die-cutting
Charlotte, North Carolina   Financial Communications, Specialty       Owned; 118,000    Heidelberg sheetfed presses (board
                            Packaging, Promotional Printing, and      sq. ft.           capable); Heidelberg half-web press;
                            Direct Marketing                                            Harris non-heatset web press; Scitex
                                                                                        electronic prepress; Datalogics
                                                                                        composition; and Bobst die-cutting
Richmond, Virginia          Promotional Printing, Financial           Owned;            Heidelberg sheetfed presses
                            Communications, Journal Services, and     89,100 sq. ft.    (waterless); Scitex electronic
                            Direct Marketing                                            prepress; Harris non- heatset web
                                                                                        press; Datalogics composition; and
                                                                                        Mueller-Martini perfect binding
Baltimore, Maryland         Journal Services                          Leased;           Xyvision composition
                                                                      51,700 sq. ft.
Baltimore, Maryland         Promotional Printing and Financial        Owned;            Heidelberg sheetfed presses
                            Communications                            43,000 sq. ft.    (waterless); Scitex electronic
                                                                                        prepress; and Consolidated die-cutting

EMPLOYEES

As of June 30, 1995, Cadmus employed approximately 2,380 persons. No employees are currently covered by a collective bargaining agreement. Cadmus believes its relationship with its employees is excellent.

REGULATION

The printing business uses or generates substantial quantities of inks, solvents, and other waste products that require disposal. Cadmus usually returns salvageable waste ink to its suppliers and contracts for the removal of other waste products.

Cadmus believes it is in substantial compliance with all applicable air quality, waste disposal, and other environmental-related rules and regulations, as well as with other general employee health and safety laws and regulations.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

The Company is a party to various legal actions that are ordinary and incidental to its business. While the outcome of legal actions cannot be predicted with certainty, management believes the outcome of these proceedings will not have a materially adverse effect on its consolidated financial position or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below are the names, ages, and positions, and a brief description of the business experience, of the Company's executive officers and directors.

NAME                                         AGE      POSITION IN THE COMPANY
C. Stephenson Gillispie, Jr.                 53       Chairman of the Board, President, and Chief Executive Officer
Michael Dinkins                              41       Vice President and Chief Financial Officer
John H. Phillips                             51       Vice President and Regional Manufacturing Officer
Bruce V. Thomas                              38       Vice President -- Law and Development
David E. Bosher                              42       Vice President and Treasurer
Gregory Moyer                                47       Vice President -- Human Resources and Quality
Edward B. Fernstrom                          46       Vice President -- Information Technologies
Robert I. Dalton, Jr.                        74       Director
Frank Daniels, III                           39       Director
Lee P. Dudley                                62       Director
Price H. Gwynn, III                          72       Director
Jeanne M. Liedtka                            40       Director
Frank G. Louthan, Jr.                        75       Director
John D. Munford, II                          67       Director
John C. Purnell, Jr.                         54       Director
Russell M. Robinson, II                      63       Director
John W. Rosenblum                            51       Director
Wallace Stettinius                           62       Director
Bruce A. Walker                              61       Director

C. STEPHENSON GILLISPIE, JR. has been Chairman of the Board of Directors of the Company since February 1995 and has been President and Chief Executive Officer of the Company since 1992. Mr. Gillispie was President and Chief Operating Officer of the Company from 1990 to 1992, prior to which he served as President and Chief Executive Officer of Byrd.

MICHAEL DINKINS has been Vice President and Chief Financial Officer of the Company since 1993. Prior to joining the Company in 1993, Mr. Dinkins held a variety of positions with General Electric Company.

JOHN H. PHILLIPS has been Vice President and Regional Manufacturing Officer of the Company since 1994. From 1992 through 1994, Mr. Phillips was Vice
President -- Operations and Chief Operating Officer of the Company. Prior to 1992, Mr. Phillips served as Executive Vice President and Chief Operating Officer and Senior Vice President of Manufacturing and Plant Operations at Byrd from 1990 to 1992 and 1987 to 1990, respectively.

BRUCE V. THOMAS has been Vice President -- Law and Development of the Company since June 1992. Prior to joining the Company, Mr. Thomas was a partner in the Richmond, Virginia law firm of Mays & Valentine.

DAVID E. BOSHER has been Vice President and Treasurer of the Company since 1993. Previously, Mr. Bosher served as Chief Financial Officer of the Company from 1990 to 1993 and Corporate Controller of the Company from 1988 to 1990.

GREGORY MOYER has been Vice President -- Human Resources and Quality since November 1994. Prior to joining Cadmus, from 1993 to 1994, Mr. Moyer served as Corporate Vice President, Human Resources at Dyncorp, Inc. and from 1989 to 1993, Mr. Moyer served as Vice President of Human Resources and Quality at P.R.C. Inc.

EDWARD B. FERNSTROM has been Vice President -- Information Technologies since February 1995. Prior to joining Cadmus, Mr. Fernstrom served as Vice President, Chief Information Officer at Dyncorp, Inc.

ROBERT I. DALTON, JR. is President of Tech-Tex, Inc., a Charlotte, North Carolina business brokerage firm. Formerly, Mr. Dalton was a partner of Dalton-Briley and Company, a Charlotte, North Carolina business brokerage firm.

FRANK DANIELS, III is Publisher of Nando.net and Vice President of The News and Observer Publishing Company, Raleigh, North Carolina. Formerly, Mr. Daniels was Executive Editor and Director of Operations of The News and Observer Publishing Company.

LEE P. DUDLEY is Vice President -- Investments and Branch Manager of the Richmond, Virginia office of A.G. Edwards & Sons, Inc., a broker-dealer organization. Formerly, Mr. Dudley was Chairman and Chief Executive Officer of Financial Corporation of Virginia, a Richmond, Virginia investment banking and broker-dealer organization.

PRICE H. GWYNN, III is Chairman of Presbyterian Publishing Corporation. Formerly, Mr. Gwynn was Vice President of Lance, Inc., Charlotte, North Carolina.

JEANNE M. LIEDTKA is an Associate Professor at the Darden Graduate School of Business Administration, University of Virginia. Formerly, Ms. Liedtka was an Associate Professor at Rutgers University and Simmons College.

FRANK G. LOUTHAN, JR. is retired. Formerly, Mr. Louthan was Chairman and Chief Executive Officer of RECO Industries, Inc., a privately-owned engineering company headquartered in Richmond, Virginia.

JOHN D. MUNFORD, II is retired. Formerly, Mr. Munford was Vice Chairman and Executive Vice President of Union Camp Corporation, Franklin, Virginia. He is a director of Pulaski Furniture Corporation, Universal Corporation, Caraustar Industries, Inc. and Mohawk Papermill, Inc.

JOHN C. PURNELL, JR. is Executive Director of Friends Association For Children, Richmond, Virginia, a non-profit child welfare organization.

RUSSELL M. ROBINSON, II is Attorney-at-Law, President, Director and shareholder of Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina. Mr. Robinson is a director of Caraustar Industries, Inc. and Duke Power Company.

JOHN W. ROSENBLUM is the Tayloe Murphy Professor of the Darden Graduate School of Business Administration, University of Virginia. Formerly, Mr. Rosenblum was Dean of the Darden School. He is a director of Chesapeake Corporation, Comdial Corporation, Cone Mills Corporation and T. Rowe Price Associates.

WALLACE STETTINIUS is retired. Until February 1995, Mr. Stettinius was Chairman of the Board of Cadmus. He is a director of American Filtrona Corporation and Chesapeake Corporation.

BRUCE A. WALKER is President of Valco Graphics, Inc., a Seattle publication and tabloid printing firm. Formerly, Mr. Walker was Marketing Representative of Pacific Northwest, Anderson, Lithograph Company, Los Angeles, California.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


The authorized capital stock of the Company consists of 16,000,000 shares of Common Stock, par value $.50 per share, and 1,000,000 shares of Serial Preferred Stock, par value $1.00 per share (the "Serial Preferred Stock"). As of June 30, 1995, 6,031,475 shares of Common Stock and no shares of the Serial Preferred Stock were outstanding. All of the issued and outstanding shares of Common Stock are fully paid and nonassessable.


The following summary description of the Common Stock and Serial Preferred Stock does not purport to be complete and is qualified in its entirety by this reference to the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and Amended and Restated Bylaws (the "Bylaws"), copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part, and to the applicable provisions of the Virginia Stock Corporation Act (the "Virginia Act").

COMMON STOCK

The holders of validly issued and outstanding shares of Common Stock are entitled to one vote per share of record on all matters to be voted upon by shareholders. At a meeting of shareholders at which a quorum is present, a majority of the votes cast decides all questions other than the election of directors, unless the matter is one upon which a different vote is required by express provision of law or the Articles of Incorporation or Bylaws. There is no cumulative voting with respect to the election of directors (or any other matter).

The holders of the Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. In addition, there are no redemption or sinking fund provisions applicable to the Common Stock.

In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to participate equally and ratably, share for share, in all assets remaining after payment of liabilities and obligations of the Company and all preferential amounts to which the holders of shares at the time outstanding of all classes of stock having prior rights thereto may be entitled.

Subject to the rights of any holders of shares at the time outstanding of all classes of stock having prior rights as to dividends, the holders of the Common Stock are entitled to receive ratably such dividends as the Board of Directors may declare out of funds legally available therefor, when and if so declared. The payment by the Company of dividends, if any, rests within the discretion of its Board of Directors and will depend upon the Company's then prevailing results of operations, financial condition and capital expenditure plans, as well as other factors considered relevant by the Board of Directors. The Company may enter into bank credit agreements which include financial covenants restricting the payment of dividends. See "Price Range of Common Stock and Dividend Policy."

SERIAL PREFERRED STOCK

The Board of Directors is authorized, without further action by the shareholders, to issue up to 1,000,000 shares of Serial Preferred Stock, in one or more series, with such voting powers, preferences, special rights, qualifications, limitations or restrictions as shall be set forth in resolutions providing for the issue thereof adopted by the Board of Directors. As of the date hereof, the Company has no shares of Serial Preferred Stock outstanding. The Company has designated 100,000 shares of Series A Junior Participating Preferred Stock ("Series A Preferred Stock") for possible future issuance pursuant to the Rights Agreement described below under "Shareholder Rights Plan."

The holders of the Serial Preferred Stock of each series will be entitled to receive, if and when declared by the Board of Directors, dividends at the dividend rate for such series, and not exceeding such rate except to the extent of any participation right.

If any shares of any series of Serial Preferred Stock are outstanding, Cadmus may not declare or pay dividends on the Common Stock or any other class of stock junior to the Serial Preferred Stock, or for any shares of Serial Preferred Stock which are entitled to participate with the Common Stock, unless all accrued dividends on the Series Preferred Stock have been paid or declared and set aside for payment.

The holders of the Serial Preferred Stock of each series will be entitled to a liquidation preference for the fixed liquidation price for such series plus in case such liquidation, dissolution or winding up shall have been voluntary, the fixed liquidation premium for such series, if any, together in all cases with accrued and unpaid dividends and the full additional amount required by any participation right. Upon any liquidation, dissolution or winding up, after the holders of the Serial Preferred Stock have been paid preferential amounts, such holders will have no right or claim to any of the remaining assets of the Company.

SHAREHOLDER RIGHTS PLAN

Pursuant to a Rights Agreement dated February 1, 1989, the Company declared a dividend of one right (the "Rights") for each outstanding share of Common Stock to the shareholders of record on the close of business on February 13, 1989. Unless the Board of Directors directs otherwise, one Right will be issued with respect to each share of Common Stock that becomes outstanding prior to the occurrence of certain potential change-in-control events (including the shares of Common Stock offered hereby).

The Rights become exercisable upon certain potential change-in-control events. When exercisable, the Rights entitle holders to purchase one one-thousandth of a share (subject to adjustment) of Series A Preferred Stock. Thereafter, upon the occurrence of certain additional events, the Rights entitle holders to purchase, at a substantial discount, shares of Common Stock or other assets of the Company or, under certain circumstances, common stock of the acquiring entity. In addition, after the occurrence of certain change-in-control events, the Company may exchange all or a part of the Rights for shares of Common Stock at an exchange ratio of one share per Right (subject to adjustment).

After the occurrence of certain potential change-in-control events, Rights held by a person that beneficially owns more than 20% of the outstanding shares of the Common Stock (an acquiring person) or any affiliate or associate of an acquiring person will become null and void and thereafter cannot be exercised or exchanged by any such person.

Exercise or exchange of the Rights will cause substantial dilution to a person or group attempting to acquire control of the Company without the approval of the Board of Directors. Except under certain circumstances, the Board of Directors may cause the Company to redeem the Rights in whole, but not in part, at a price of $.01 per Right.

The Rights expire on February 13, 1999, if not earlier redeemed or exchanged. The Rights have no voting or dividend privileges. Until such time as the Rights become exercisable, they are attached to and do not trade separately from the Common Stock.

The Rights Agreement is incorporated by reference to the Registration Statement of which this Prospectus forms a part and a copy of the Rights Agreement is available free of charge from the Rights Agent, First Union National Bank of North Carolina, N.A. This summary description of the Rights and Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

CERTAIN PROVISIONS OF VIRGINIA LAW, AND THE ARTICLES OF INCORPORATION AND BYLAWS

The following summary description of certain provisions of Virginia law and the Articles of Incorporation and Bylaws of the Company do not purport to be complete and is qualified in its entirety by reference to Virginia law and the Articles of Incorporation and Bylaws.

STAGGERED BOARD OF DIRECTORS; REMOVAL; VACANCIES
The Articles of Incorporation provide that the number of directors may be determined by the Board of Directors or holders of at least two-thirds of the outstanding shares entitled to vote but may be no less than eight nor more than twenty. Pursuant to the Articles of Incorporation, Cadmus directors are divided into three classes, and are elected to staggered, three year terms. Directors may be removed by shareholders of the Company only for cause and with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote. Any vacancy may be filled by a majority vote of the remaining directors and the director elected will serve until the next annual meeting.

The Bylaws require that a shareholder give written notice of a nomination for election of a director to the Secretary of the Company, in the case of an election at an annual meeting of shareholders, no later than 90 days before the first anniversary of the immediately preceding meeting and, in the case of an election at a special meeting, no later than ten business days after the date on which notice of such meeting is first given to shareholders.

SUPER MAJORITY VOTING PROVISION
In the event that at least two-thirds of the directors then in office do not approve a proposed amendment to the Articles of Incorporation, a plan of merger or exchange, a sale of substantially all of the Company's assets or a plan of dissolution, the Articles of Incorporation require approval of the proposed amendment or transaction by the affirmative vote of at least 80% of the outstanding shares entitled to vote.

LIABILITY OF OFFICERS AND DIRECTORS
As permitted under Virginia law, the Articles of Incorporation limit to $1.00 the liability of officers and directors of the Company to the Company or its shareholders for monetary damages except for liabilities resulting from such persons having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

Virginia law permits, and the Articles of Incorporation require, indemnification of the Company's directors against all liabilities imposed or asserted against him by reason of having been a director of the Company, which may include liabilities under the Securities Act. The Articles of Incorporation permit indemnification of any person who was or is a party to any proceeding by reason of the fact that he is or was an officer, employee or agent, unless in each case such person engaged in willful misconduct or a knowing violation of the criminal law.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

POTENTIAL EFFECT OF CERTAIN PROVISIONS UPON AN ATTEMPT TO ACQUIRE CONTROL OF THE COMPANY
Certain of the foregoing provisions of the Articles of Incorporation, Bylaws and the Shareholder Rights Plan summarized above may discourage or make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, proxy fight or otherwise, including certain types of coercive takeover practices and inadequate takeover bids. These provisions are intended to encourage persons seeking to acquire control of the Company first to negotiate with the Company. The Company believes the foregoing measures, many of which are substantially similar to the takeover-related measures in effect for many other publicly held companies, provide benefits by enhancing the Company's potential ability to negotiate with the proponent of any unfriendly or unsolicited proposal to take over or restructure the Company that outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

TRANSFER AGENT

The transfer agent and registrar for the Common Stock is The First Union National Bank of North Carolina, Charlotte, North Carolina.

                                  UNDERWRITING

Under the terms and subject to the conditions set forth in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below, for whom J.P. Morgan Securities Inc. and Interstate/Johnson Lane Corporation are acting as representatives (the "Representatives"), have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of Common Stock set forth opposite their names below:

UNDERWRITERS                                                                                                 NUMBER OF SHARES
J.P. Morgan Securities Inc.
Interstate/Johnson Lane Corporation

                                                                                                                    1,500,000
    Total

The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and certain other conditions. The Underwriters are obligated to take and pay for all such shares of Common Stock, if any are taken.

The Underwriters propose initially to offer such shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $   per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $   per share to certain other dealers. After the
shares of Common Stock are released for sale to the public, the offering price and such concessions may be changed.

The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 225,000 additional shares of Common Stock at the public offering price, less the underwriting discount. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby.

The Company and certain of its shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 90 days after the date hereof, without the prior written consent of J.P. Morgan Securities Inc., with certain limited exceptions.

Pursuant to regulations promulgated by the Commission, market makers in the Common Stock who are Underwriters or prospective underwriters ("passive market makers") may, subject to certain limitations, make bids for or purchases of shares of Common Stock until the earlier of the time of commencement (the "Commencement Date") of offers or sales of the Common Stock contemplated by this Prospectus or the time at which a stabilizing bid for such shares is made. In general, on and after the date two days prior to the Commencement Date (i) such market makers' net daily purchases of the Common Stock may not exceed 30% of the average daily trading volume in such stock for the two full consecutive calendar months immediately preceding the filing date of the Registration Statement of which this Prospectus forms a part, (ii) such market makers may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock by persons who are not passive market makers, and (iii) bids by passive market makers must be identified as such.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

The validity of the Common Stock offered hereby will be passed upon for the Company by Mays & Valentine, Richmond, Virginia. Certain legal matters in connection with the Offering will be passed upon for the Company by Hunton & Williams, Richmond, Virginia, and for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

The financial statements included herein and in this Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP and Coopers & Lybrand L.L.P., independent public accountants, and are included herein in reliance upon the reports of said firms and upon the authority of said firms as experts in accounting and auditing. Reference is made to said reports, which include an explanatory paragraph with respect to the change in the method of accounting for postretirement benefits and the change in the method of accounting for income taxes as discussed in Notes 12 and 10 to the financial statements.

                         INDEX TO FINANCIAL STATEMENTS

Reports of Independent Public Accountants                                                   F-2
Consolidated Statements of Income for the Years Ended June 30, 1995, 1994, and 1993         F-4
Consolidated Balance Sheets as of June 30, 1995 and 1994                                    F-5
Consolidated Statements of Cash Flows for the Years Ended June 30, 1995, 1994, and 1993     F-6
Notes to Consolidated Financial Statements                                                  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Cadmus Communications Corporation:

We have audited the accompanying consolidated balance sheet of Cadmus Communications Corporation and Subsidiaries as of June 30, 1995, and the related consolidated statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cadmus Communications Corporation and Subsidiaries as of June 30, 1995, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

As discussed in Notes 12 and 10 to the consolidated financial statements, effective as of July 1, 1994, the Company changed its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106 and its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109.

                                         ARTHUR ANDERSEN LLP

Richmond, Virginia,
  August 1, 1995

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
Cadmus Communications Corporation:

We have audited the consolidated financial statements of Cadmus Communications Corporation and Subsidiaries as of June 30, 1994, and for each of the two years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cadmus Communications Corporation and Subsidiaries as of June 30, 1994, and the consolidated results of their operations and their cash flows for each of the two years in the period ended June 30, 1994 in conformity with generally accepted accounting principles.

As discussed in Notes 10 and 12 to the consolidated financial statements, effective as of the beginning of 1994, Cadmus changed its method of accounting for income taxes to conform with Statement of Financial Standards No. 109 and its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106.

                                         COOPERS & LYBRAND L.L.P.

Richmond, Virginia
August 2, 1994

               CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                                   YEARS ENDED JUNE 30,
                                                                                               1995        1994        1993
(IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales                                                                                    $279,641    $247,730    $198,126
Operating expenses
  Cost of sales                                                                               209,415     184,088     146,031
  Selling and administrative                                                                   52,172      48,824      40,753
  Restructuring charge                                                                                      1,900
                                                                                              261,587     234,812     186,784
Operating income                                                                               18,054      12,918      11,342
Interest and other expenses
  Interest                                                                                      5,351       4,813       3,233
  Other expenses, net                                                                              21         172         629
                                                                                                5,372       4,985       3,862
Income before income taxes                                                                     12,682       7,933       7,480
Income taxes                                                                                    5,203       3,126       2,947
Income before cumulative effect of changes in accounting principles                             7,479       4,807       4,533
Cumulative effect of changes in accounting for:
  Postretirement benefits (net of income tax benefit of $355)                                                (532)
  Income taxes                                                                                                933
Net income                                                                                   $  7,479    $  5,208    $  4,533
Earnings per share:
  Income before cumulative effect of changes in accounting principles                        $   1.21    $    .79    $    .76
  Cumulative effect of changes in accounting for postretirement benefits and income taxes                     .07
  Net income                                                                                 $   1.21    $    .86    $    .76
Average common shares outstanding                                                               6,195       6,085       5,972

          See accompanying Notes to Consolidated Financial Statements.

               CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                                             AT JUNE 30,
                                                                                                           1995        1994
(IN THOUSANDS, EXCEPT PER SHARE DATA)
ASSETS
Current Assets
  Cash and cash equivalents                                                                              $    226    $  3,855
  Accounts receivable, less allowance for doubtful accounts
    ($1,153 in 1995 and $1,514 in 1994)                                                                    57,204      44,747
  Inventories                                                                                              16,308      11,219
  Deferred income taxes                                                                                     1,092       1,227
  Prepaid expenses and other                                                                                1,489         889
    Total current assets                                                                                   76,319      61,937
Property, plant, and equipment, net                                                                        84,570      77,072
Investment in unconsolidated joint venture                                                                              6,831
Other assets                                                                                                2,400       6,672
Goodwill and intangibles, net                                                                               8,281       7,617
TOTAL ASSETS                                                                                             $171,570    $160,129

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Short-term borrowings                                                                                  $  3,775
  Current maturities of long-term debt                                                                      2,381    $  2,318
  Accounts payable                                                                                         18,818      17,312
  Accrued expenses
    Compensation                                                                                           10,905      10,612
    Restructuring charge                                                                                      120       1,900
    Other                                                                                                   7,907       6,439
      Total current liabilities                                                                            43,906      38,581
Long-term debt                                                                                             53,961      56,122
Other long-term liabilities                                                                                 7,180       7,575
Deferred income taxes                                                                                       4,641       2,922

Commitments and contingencies
Shareholders' equity
  Common stock ($.50 par value; authorized -- 16,000 shares; issued and outstanding
    shares -- 6,031 at June 30, 1995; and 5,984 at June 30, 1994)                                           3,015       2,992
  Capital in excess of par value                                                                           12,448      11,796
  Retained earnings                                                                                        46,419      40,141
    Total shareholders' equity                                                                             61,882      54,929
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                               $171,570    $160,129

          See accompanying Notes to Consolidated Financial Statements.

               CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                    YEARS ENDED JUNE 30,
                                                                                                 1995       1994        1993
(IN THOUSANDS)
OPERATING ACTIVITIES
Net income                                                                                     $  7,479    $ 5,208    $  4,533
Adjustments to reconcile net income to net cash provided by operating activities
  Cumulative effect of changes in accounting for:
    Postretirement benefits                                                                                    532
    Income taxes                                                                                              (933)
  Depreciation and amortization                                                                  12,132     11,474       9,626
  Restructuring charge                                                                                       1,900
  Deferred income taxes                                                                           2,080        284         352
  Other, net                                                                                      1,010        657         738
                                                                                                 22,701     19,122      15,249
Changes in working capital sources (requirements), excluding debt and effects of acquisitions
  Accounts receivable, net                                                                      (11,999)    (2,515)     (6,398)
  Inventories                                                                                    (4,897)     2,780        (481)
  Accounts payable, accrued expenses, and income taxes                                              624      6,959       1,683
  Other, net                                                                                     (1,069)      (353)        327
                                                                                                (17,341)     6,871      (4,869)
  Net cash provided by operating activities                                                       5,360     25,993      10,380

INVESTING ACTIVITIES
Purchases of property, plant, and equipment                                                     (20,959)   (11,742)    (10,842)
Proceeds from sale of property and equipment                                                      3,610        502         173
Sale of unconsolidated joint venture                                                              6,800
Proceeds from life insurance loans                                                                2,940        159          86
Payments for businesses acquired                                                                 (1,519)   (19,740)
Investment in unconsolidated joint venture                                                          248       (254)     (2,150)
Other, net                                                                                         (988)        73        (670)
  Net cash used in investing activities                                                          (9,868)   (31,002)    (13,403)

FINANCING ACTIVITIES
Proceeds from short-term borrowings                                                              79,825     43,709      34,002
Repayment of short-term borrowings                                                              (76,050)   (47,709)    (27,000)
Proceeds from long-term borrowings                                                                  111     40,069
Repayment of long-term borrowings                                                                (2,250)   (28,112)     (2,435)
Dividends paid                                                                                   (1,201)    (1,192)     (1,196)
Repurchase of common stock                                                                                                (215)
Proceeds from exercise of stock options                                                             449        220
Other, net                                                                                           (5)      (327)         51
  Net cash provided by financing activities                                                         879      6,658       3,207
Increase (decrease) in cash and cash equivalents                                                 (3,629)     1,649         184
Cash and cash equivalents at beginning of year                                                    3,855      2,206       2,022
Cash and cash equivalents at end of year                                                       $    226    $ 3,855    $  2,206

          See accompanying Notes to Consolidated Financial Statements.

               CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA

(1) SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts and operations of Cadmus Communications Corporation and Subsidiaries ("Company"), including its unconsolidated fifty percent owned equity investment (see Note 7). All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION
Substantially all printing, marketing, and publishing products are produced to customer specifications. The Company recognizes revenue when service projects are completed or products are shipped.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less.

INVENTORIES
Inventories are valued at the lower of cost or market, principally using the last-in, first-out (LIFO) method (70% in 1995 and 73% in 1994). The first-in, first-out (FIFO) method is used to value the remaining inventories.

PROPERTY, PLANT, AND EQUIPMENT
Property, plant, and equipment are stated at cost net of accumulated depreciation. Major renewals and betterments are capitalized, whereas ordinary maintenance and repair costs are expensed as incurred. Gains or losses on disposition of assets are reflected in earnings and the related asset costs and accumulated depreciation are removed from the respective accounts. Depreciation is calculated principally by the straight-line method based on useful lives of thirty years for buildings and three to ten years for machinery and equipment.

GOODWILL AND INTANGIBLES
Goodwill and intangibles include the costs in excess of the purchase price over the net assets of businesses acquired and other valued intangibles and are being amortized by the straight-line method over twenty years. The carrying value of goodwill and intangible assets is periodically reviewed and if there were evidence these values are impaired, the Company's carrying value of the intangible assets would be reduced to its estimated fair value. Accumulated amortization was $3,842 and $3,278 at June 30, 1995 and 1994, respectively.

INCOME TAXES
Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the liability method of accounting for deferred income taxes, whereby enacted statutory tax rates are applied to the differences between the financial reporting and tax bases of assets and liabilities (see Note 10). The Company had previously accounted for income taxes in accordance with the method prescribed by Accounting Principles Board Opinion No. 11.

EARNINGS PER SHARE
Earnings per share is computed on the basis of weighted average common shares outstanding and common equivalent shares in the form of stock options.

RECLASSIFICATIONS
Certain previously reported amounts have been reclassified to conform to the 1995 presentation.

(2) RESTRUCTURING CHARGE

In the fourth quarter of fiscal 1994, the Company recorded a restructuring charge of $1.9 million. This charge resulted from reductions in its workforce related to the decision to close its Springfield, Virginia composition and prepress facility and to transfer these activities to Richmond, Virginia and Baltimore, Maryland, facilities. The Company recorded a pretax charge of

               CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

$1.6 million related to employee termination benefits, with the remaining $0.3 million charge related to equipment write-offs and miscellaneous other direct costs associated with the discontinuation of the operations and other exit costs. During fiscal year 1995, the Company substantially completed its restructuring plan. Actual amounts charged against the reserve for fiscal year ended June 30, 1995, were $1.8 million.

(3) ACQUISITION OF WAVERLY PRESS

On November 1, 1993, the Company acquired the net assets of the Waverly Press printing division ("Waverly Press") from Waverly, Inc. ("Waverly") for approximately $20.0 million, which was funded through the placement of senior notes with two insurance companies (see Note 9). Waverly Press, a leading printer of scientific, technical, medical, and scholarly journals, was renamed Cadmus Journal Services, Inc. ("Cadmus Journal Services") following the acquisition. The acquisition was accounted for under the purchase method and, accordingly, the costs of the acquisition were allocated to the assets acquired and liabilities assumed based upon their respective fair values. The operating results of Waverly Press have been included in the consolidated operating results since the date of acquisition.

(4) ACQUISITION OF TUFF STUFF PUBLICATIONS MINORITY INTEREST

During the first quarter of fiscal 1995, the Company purchased the remaining twenty percent equity interest in Tuff Stuff Publications, Inc. ("Tuff Stuff") under the original repurchase agreement for approximately $0.6 million to bring the Company's equity interest in Tuff Stuff to one hundred percent. The Company purchased the initial eighty percent equity interest in April 1992, at which time the acquisition was accounted for using the purchase method. Accordingly, the assets and liabilities were recorded at their estimated fair value with the excess of the purchase price over the fair value of the identifiable net assets acquired recorded as goodwill. The additional $0.6 million equity interest was recorded first as a reduction of the existing minority interest ownership and then as an addition to goodwill which is being amortized on a straight-line basis over the remaining life of the original goodwill (approximately seventeen years).

(5) INVENTORIES

Inventories as of June 30, 1995 and 1994 consist of the following:

                                                                               1995       1994
Raw materials and supplies                                                   $  6,044   $  3,997
Work in process:
  Materials                                                                     3,270      2,219
  Other manufacturing costs                                                     5,315      3,623
Finished goods                                                                  1,679      1,380
Inventories                                                                  $ 16,308   $ 11,219

The current cost of inventories exceeded the LIFO value of inventories by $1,844 and $1,578 at June 30, 1995 and 1994, respectively.

During fiscal 1994, inventory quantities were reduced resulting in liquidations of LIFO inventory quantities carried at lower costs which prevailed in prior years as compared with the cost of current purchases. The effect of the inventory reduction increased net income by $0.2 million. There were no significant reductions of inventories in fiscal 1995 and 1993.

               CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(6) PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment as of June 30, 1995 and 1994 consist of the following:

                                                                             1995        1994
Land                                                                       $   2,866   $   3,071
Buildings and improvements                                                    39,844      34,496
Machinery, equipment, and fixtures                                           118,471     110,145
Transportation equipment                                                         178         178
Total property, plant, and equipment                                         161,359     147,890
Less: accumulated depreciation                                                76,789      70,818
Property, plant, and equipment, net                                        $  84,570   $  77,072

Commitments outstanding for the purchase of machinery, equipment, and fixtures at June 30, 1995 totaled $3.3 million.

The Company leases office, production and storage space, and equipment under various noncancelable operating leases. A number of leases contain renewal options and some contain purchase options. Certain leases require the Company to pay utilities, taxes, and other operating expenses.

Future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of June 30, 1995, are as follows: 1996 -- $3.4 million; 1997 -- $3.4 million; 1998 -- $3.3 million; 1999 -- $3.1 million; 2000 -- $2.1 million; and thereafter -- $7.3 million.

Total rental expense charged to operations was $4.1 million, $3.0 million, and $2.0 million in fiscal 1995, 1994, and 1993, respectively. Substantially all such rental expense represented the minimum rental payments under operating leases.

On September 29, 1994, the Company sold the land, building, and building improvements ("property") of Three Score, Inc., in Tucker, Georgia for $2.9 million (which approximated net book value) under sale and leaseback agreements. The lease is classified as an operating lease in accordance with SFAS No. 13, "Accounting for Leases." The Company has lease renewal options after the initial fifteen year lease term at projected future fair market values under the lease. Average annual rental payments on the lease are $0.3 million.

(7) INVESTMENT IN JOINT VENTURE

On February 28, 1995, the Company sold its fifty percent joint venture interest in Central Florida Press, L.C. ("CFP") to The Lanman Companies, Inc. ("Lanman"), the other owner of CFP, for $6.8 million in cash. The sale resulted in an after-tax charge of $0.4 million, or $.06 per share, arising primarily from certain tax liabilities related to the transaction.

The Company completed the joint venture with Lanman to form CFP in March 1993 whereby the Company invested $6.5 million for a fifty percent interest in CFP and Lanman contributed net assets of its subsidiary, Central Florida Press, for its fifty percent interest. This investment was accounted for on the equity basis. Equity income from unconsolidated joint venture totaled $0.3 million for the fiscal 1995 and 1994, and $0.1 million for fiscal 1993.

(8) OTHER BALANCE SHEET INFORMATION

Other accrued expenses include $5,174 and $3,467 of deferred revenue at June 30, 1995 and 1994, respectively. Other long-term liabilities consist principally of amounts recorded under deferred compensation arrangements with certain executive officers and other employees and amounts recorded under the pension and other postretirement benefit plans (see Notes 11 and 12).

               CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(9) DEBT

Debt at June 30, 1995 and 1994 consists of the following:

                                                                               1995       1994
Long-term debt
  Senior unsecured notes, 9.76%, due 2000                                    $ 11,200   $ 13,400
  Senior unsecured notes, 6.74%, due 2003                                      40,000     40,000
  Tax-exempt variable rate industrial development bonds, weighted average interest rate of
    3.7% to 5.0%, due serially through 2011                                     4,482      4,532
  Various mortgage and other notes                                                660        508
Total long-term debt                                                           56,342     58,440
Less: current maturities                                                        2,381      2,318
Long-term debt                                                               $ 53,961   $ 56,122

The Company completed placement of $40.0 million in senior notes with two insurance companies on December 23, 1993. The placement has a fixed interest rate of 6.74% with an average life of 8.1 years and is due in 2003. The proceeds of this placement were used to fund the acquisition of Waverly Press and to refinance approximately $20.0 million of revolving bank credit and term loans.

During fiscal 1994, the Company entered into agreements for revolving credit facilities aggregating $25.0 million with its four major banks, replacing the former lines of credit. These new unsecured, committed lines of credit have a three-year term expiring in February 1997, at which time any loans outstanding under the facility convert to term loans with a two-year maturity. The Company has the following interest rate options: (i) adjusted CD rate or (ii) adjusted LIBOR. These agreements also require commitment fees of 1/4 to 1/2 percent per annum on any unused portion of the lines of credit. At June 30, 1995, borrowings under these revolving credit facilities totaled $3.8 million, leaving an unused balance of $21.2 million. At June 30, 1994 there were no outstanding borrowings under these agreements.

The Company periodically enters into interest rate swap agreements to moderate its exposure to interest rate changes and to lower the overall cost of borrowing. The notional values and applicable rates are as follows:

                                                                    PAID FIXED,                         PAID FLOATING,
                                                                 RECEIVED FLOATING                      RECEIVED FIXED
NOTIONAL VALUE:                                             1995       1994       1993            1995       1994       1993
Beginning balance                                          $ 9,125    $10,000    $10,000         $35,000    $     0    $     0
New contracts                                               10,000                                           35,000
Expired contracts                                           (1,750)      (875)
Ending balance                                             $17,375    $ 9,125    $10,000         $35,000    $35,000    $     0

                                                                                                            WEIGHTED AVERAGE
                                                             AGGREGATE NOTIONAL VALUE                        INTEREST RATES
TYPE OF SWAP:                                    1995       1996       1997       1998       1999           PAID     RECEIVED
Paid fixed, received floating                  $ 17,375   $ 17,400   $ 17,900   $ 18,700   $      0         8.342%      5.843%
Paid floating, received fixed                    35,000     35,000     35,000     35,000     35,000         6.125       5.265

Hedging activities increased interest expense by $0.7 million, $0.5 million, and $0.5 million in fiscal 1995, 1994, and 1993, respectively.

During fiscal 1995, the Company entered into two interest rate swap agreements with two banks to convert debt with an aggregate notional value of $8.7 million from floating-rate to fixed-rate debt. These swaps have a term of four years. Under the terms of these agreements, the Company makes payments at a fixed interest rate of 8.061% and will receive payments based on

               CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES six-month LIBOR in arrears. The net interest paid or received is included in interest expense. These swaps are hedged against the $35.0 million fixed-to-floating rate swap described below. At June 30, 1995, the fair value of these contracts was negative $0.9 million.

The Company also entered into a fixed-to-floating interest rate swap agreement with a notional value of $35.0 million to convert that amount of the 2003 senior notes to floating-rate debt. This swap has an initial term of three years, which is renewable at the bank's option for an additional two years. Under the terms of this agreement, the Company makes payments at variable rates, which are based on six-month LIBOR, and receives payments at a fixed interest rate of 5.265%. The net interest paid or received is included in interest expense. The variable rate at June 30, 1995 was 5.9063% and the fair value of this contract was negative $1.2 million.

During fiscal 1990, the Company entered into two interest rate swap agreements with a notional value of $10.0 million which expire in December 1995. The swap agreements originally converted certain variable-rate term loans into fixed-rate obligations with a fixed rate of 9.01%. Under the terms of these agreements, the Company makes payments at a fixed interest rate of 8.34% and receives payments at variable rates, which are based on LIBOR. The net interest paid or received is included in interest expense. In fiscal 1994, the Company repaid the balance of these term loans and utilized these swap agreements as a hedge against the $35.0 million fixed-to-floating rate swap mentioned above. At June 30, 1995, the fair value of this contract was negative $0.1 million.

The notional value of the swap contracts does not represent exposure to credit loss. In the event of default by the counterparties, the risk, if any, in these transactions is the cost of replacing the swap agreement at current market rates. The Company continually monitors its positions and the credit rating of its counterparties and limits the amount of agreements it enters into with any one party. Management does not anticipate nonperformance by the counterparties; however, if incurred, any such loss would be immaterial.

The fair value of long-term debt as of June 30, 1995 was $53.9 million based on the market value of debt with similar maturities and covenants.

Under the terms of the various debt instruments, approximately $46.3 million of retained earnings at June 30, 1995, is not available for payment of cash dividends.

Maturities of long-term debt for the five years ending June 30, 2000 are as follows: 1996 -- $2.4 million; 1997 -- $2.3 million; 1998 -- $3.6 million;
1999 -- $5.2 million; 2000 -- $6.9 million; and $33.6 million thereafter. The book value of all encumbered properties as of June 30, 1995, totaled $0.7 million.

The Company incurred interest expense of $5.4 million, $4.8 million, and $3.7 million for fiscal 1995, 1994, and 1993, respectively, of which $0.1 million for fiscal 1995, and $0.5 million for fiscal 1993 were capitalized. Interest paid, net of amounts capitalized, totaled $5.3 million, $4.8 million, and $3.2 million for fiscal 1995, 1994, and 1993 respectively.

(10) INCOME TAXES

Effective July 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the liability method of accounting for deferred income taxes, whereby enacted statutory tax rates are applied to the differences between the financial reporting and tax bases of assets and liabilities. The cumulative effect of the change in accounting principle was a reduction in the deferred income tax liability and a corresponding increase in net income of $933 in the first quarter of fiscal 1994. Under the provisions of SFAS No. 109, the Company elected not to restate prior years' consolidated financial statements.

               CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

Income taxes for the years ended June 30, 1995, 1994, and 1993 consist of the following:

                                                                       1995      1994      1993
Current
  Federal                                                             $3,052    $2,313    $2,365
  State                                                                  297       360       230
                                                                       3,349     2,673     2,595
Deferred
  Federal                                                              1,743       133       288
  State                                                                  111       320        64
                                                                       1,854       453       352
Income taxes                                                          $5,203    $3,126    $2,947

Cash paid for income taxes totaled $3.3 million, $3.0 million, and $2.3 million for fiscal 1995, 1994, and 1993, respectively.

The amounts of income tax expense differ from the amounts obtained by application of the statutory U.S. rates to income before income taxes for the reasons shown in the following table:

                                                                       1995      1994      1993
Computed at statutory U.S. rate                                       $4,312    $2,697    $2,542
State income taxes, net of Federal tax benefit                           269       449       194
Goodwill amortization                                                    221       242       227
Charitable contribution                                                           (127)
Sale of joint venture                                                    295
Other                                                                    106      (135)      (16)
Income taxes                                                          $5,203    $3,126    $2,947

The net current and noncurrent components of deferred income taxes recognized in the balance sheet at June 30, 1995 and 1994, are as follows:

                                                                                 1995      1994

Net current assets                                                              $ 1,092   $ 1,227
Net noncurrent liabilities                                                        4,641     2,922
Net liability                                                                   $ 3,549   $ 1,695

The Company has state net operating loss carryforwards aggregating approximately $15.3 million which expire during fiscal years 2004 to 2010. A valuation allowance of $0.3 million has been established for state net operating loss benefits that are not expected to be realized. There was no significant change in the valuation allowance during fiscal 1995 and there was a $0.1 million decrease in the valuation allowance during fiscal 1994.

               CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities at June 30, 1995 and 1994 are as follows:

                                                                                 1995      1994
Assets:
  Allowance for doubtful accounts                                               $   368   $   512
  Inventory                                                                         135       137
  Employee benefits                                                               3,056     2,604
  Restructuring reserve                                                              45       760
  State net operating loss carryforwards                                            501       465
  Charitable contribution carryover                                                  32       219
Gross deferred tax assets                                                         4,137     4,697
Liabilities:
  Property, plant, and equipment                                                  7,230     5,908
  Intangible assets                                                                 158       179
  Other                                                                              24        68
Gross deferred tax liabilities                                                    7,412     6,155
Less: Valuation allowance                                                           274       237
Net liability                                                                   $ 3,549   $ 1,695

(11) RETIREMENT PLANS

Retirement benefits are provided to substantially all employees principally through a noncontributory, defined benefit pension plan ("Core Plan") and a thrift savings plan. The Core Plan is a defined benefit plan and benefits are based on the plan provisions relating to employees' compensation and years of service. Assets under the plans consist of marketable securities and are held in trust funds managed by independent investment advisors. These plans are qualified plans under the Internal Revenue Code. The policy of the Company is to fund the Core Plan at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974. A supplementary nonqualified, nonfunded, pension plan ("Supplemental Plan") for certain key executives is also maintained and is being provided for by charges to earnings sufficient to meet the projected benefit obligation. The pension cost for this plan is based on substantially the same actuarial assumptions as those used for the Core Plan.

The components of net pension costs follow:

                                             CORE PLAN                         SUPPLEMENTAL PLAN
                                    1995       1994       1993            1995       1994       1993
Present value of benefits earned   $ 1,685    $ 1,056    $ 1,129         $    78    $    80    $   116
Interest cost on plan
  liabilities                        1,647      1,419      1,480             299        237        272
Return on plan assets:
  Actual                            (2,257)       (14)    (1,578)
  Deferred                             371     (1,921)      (464)
Amortization of transition
  (asset) obligation                  (180)      (215)      (188)             68         37         53
Net pension costs                  $ 1,266    $   325    $   379         $   445    $   354    $   441

               CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

The actuarial assumptions used in determining net pension cost and the related benefit obligations for the Core Plan were as follows:

                                                                          1995    1994     1993
Discount rate for liabilities                                             8.5%    8.5%     8.0%
Discount rate for expenses                                                8.5%    8.5%     9.0%
Rate of increase in compensation                                          4.5%    4.5%     6.0%
Long-term rate of return on plan assets                                   9.0%    9.0%    10.0%

A summary of the funded status of the pension plans at June 30, 1995 and 1994 follows:

                                                     CORE PLAN              SUPPLEMENTAL PLAN
                                                  1995       1994            1995       1994
Plan assets at market value                      $24,192    $21,318         $     *    $     *
Plan liabilities:
  Present value of benefit obligation:
    Vested                                        18,896     16,078           2,886      2,384
    Nonvested                                        637        420             411        525
      Accrued benefit obligation                  19,533     16,498           3,297      2,909
Adjustment for future salary increases             4,154      3,240             637        695
      Projected benefit obligation                23,687     19,738           3,934      3,604
(Excess) deficiency of plan assets over plan
  liabilities                                       (505)    (1,580)          3,934      3,604
Unrecognized transition asset (obligation)         2,449      2,629            (838)      (903)
Adjustment required to reflect minimum
  liability                                                                     219        134
Unrecognized gains (losses)                          (79)       917             (65)        33
Accrued pension costs                            $ 1,865    $ 1,966         $ 3,250    $ 2,868

* The Supplemental Plan is technically a nonfunded plan; however, the Company has acquired life insurance contracts ($14.5 million and $13.9 million face amount at June 30, 1995 and 1994, respectively) intended to be adequate to fund future benefits. The cash surrender value of these contracts, net of policy loans, was $1.1 million and $3.6 million at June 30, 1995 and 1994, respectively, and is included in other assets in the Consolidated Balance Sheets.

The Company's contribution to the Core Plan was $1.4 million in fiscal 1995. Due to the overfunded status, no contributions were made in fiscal 1994 and fiscal 1993.

The thrift savings plan enables employees to save a portion of their earnings on a tax-deferred basis and also provides for matching contributions from the Company for a portion of the employees' savings. Additionally, the plan provides for individual subsidiary companies to make profit sharing contributions. The Company's expense under this plan was $1.5 million, $1.1 million, and $1.0 million for 1995, 1994, and 1993, respectively.

(12) OTHER POSTRETIREMENT BENEFITS

All employees of the Company are eligible for retiree medical coverage if they retire on or after attaining age 55 with ten or more years of service. Benefits differ depending upon the date of retirement. For those employees who retired prior to April 1, 1988, and are under 65, coverage is available at a cost to the retiree equal to the cost to the Company for an active employee less the fixed company subsidy. Once employees in this group have reached 65, coverage is available at a cost to the retiree equal to the cost to the Company for a post-65 retiree less the fixed company subsidy.

               CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

For those employees who retired on or after April 1, 1988, but before January 1, 1994, coverage is available until the earlier of the death of the retiree or attainment of age 65. The retiree contributes the full active rate. Upon reaching 65, coverage under the Company's plan ceases and the retiree becomes covered by Medicare.

For those employees who retire on or after January 1, 1994, coverage is available until the earlier of the death of the retiree, or attainment of age
65. The retiree contributes the full retiree rate, which is equal to the cost to the Company for a pre-65 retired employee. Upon reaching 65, coverage under the Company's plan ceases and the retiree becomes covered by Medicare.

Effective July 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." SFAS No. 106 requires recognition of the cost of postretirement benefits during the employees' service periods. Previously, such expenses were accounted for on a cash basis. The Company elected to immediately recognize the liability for prior years' service as the cumulative effect of a change in accounting principle. Accordingly, in the first quarter of fiscal 1994, the Company recorded an accumulated postretirement benefit obligation and a corresponding charge to net income of $887 and a noncurrent deferred income tax benefit of $355, resulting in an after-tax charge of $532. This is an unfunded plan.

The accumulated postretirement benefit obligation ("APBO") existing at July 1, 1995 was $388. The discount rate used in determining the APBO was 8%. An 11% rate of increase in the per capita cost of covered health care benefits was assumed for fiscal 1995, with the rates gradually decreasing to 5.5% in the year 2003 and remaining level thereafter. A one percentage-point increase in the assumed health care cost trend rates would increase the APBO approximately 0.8% or $3.

(13) SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:

                                                                                           COMMON STOCK
                                                                                         ($.50 PAR VALUE;
                                                                                          16,000 SHARES      CAPITAL IN
                                                                                           AUTHORIZED)       EXCESS OF     RETAINED
                                                                                         SHARES    AMOUNT    PAR VALUE     EARNINGS
Balance -- June 30, 1992                                                                  5,975    $2,987     $ 11,796     $ 32,788
Net income                                                                                                                    4,533
Cash dividends -- $.20 per share                                                                                             (1,196)
Shares repurchased                                                                          (27)      (13)        (202)
Balance -- June 30, 1993                                                                  5,948     2,974       11,594       36,125
Net income                                                                                                                    5,208
Cash dividends -- $.20 per share                                                                                             (1,192)
Net shares issued upon exercise of stock options                                             36        18          202
Balance -- June 30, 1994                                                                  5,984     2,992       11,796       40,141
Net income                                                                                                                    7,479
Cash dividends -- $.20 per share                                                                                             (1,201)
Net shares issued upon exercise of stock options                                             47        23          652
Balance -- June 30, 1995                                                                  6,031    $3,015     $ 12,448     $ 46,419

On February 1, 1989, as part of a shareholder rights plan, the Board of Directors declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock. Each right entitles the shareholder to buy one unit (one one-thousandth of a share) of Series A Preferred Stock at a purchase price of $45 per share, subject to adjustment. The rights will become exercisable initially only if a person or group acquires or announces a tender offer for 20% or more of the Company's common stock ("Acquiring Person"), at which time each right will be exercisable to purchase one unit of Series A Preferred at the purchase price. At any time after a person becomes an Acquiring Person, the Company may issue a share of common stock in exchange for each right other than those held by the Acquiring Person. If an Acquiring Person acquires 30% or more of the Company's common stock or an Acquiring Person merges into or combines with the Company, each right will entitle the holder, other than the Acquiring Person, upon payment of the purchase price, to acquire Series A Preferred or, at the option

               CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES of the Company, common stock, having a market value equal to twice the purchase price. If the Company is acquired in a merger or other business combination in which it does not survive or if 50% of its earnings power is sold, each right will entitle the holder, other than the Acquiring Person, to purchase securities of the surviving company having a market value equal to twice the purchase price. Unless redeemed earlier, the rights expire on February 13, 1999. The rights may be redeemed by the Board of Directors at any time prior to the tenth day after a person becomes an Acquiring Person, subject to the Board of Directors' ability to extend or reinstate the redemption period under certain circumstances. The rights may have certain anti-takeover effects. An Acquiring Person will experience substantial dilution under certain circumstances. However, the rights should not interfere with any merger or other business combination approved by the Board of Directors because the rights are generally redeemable at the discretion of the Board.

The Board of Directors has authorized the purchase of up to 200 shares of the Company's stock from time to time on the open market. The shares, if and when purchased, may be used for the funding of employee benefit plans. As of June 30, 1995, 133 shares had been repurchased under this authorization.

In addition to its common stock, the Company authorized capital includes 1,000 shares of preferred stock ($1.00 par value), issuable in series, of which 100 shares are designated as Series A Preferred.

(14) STOCK OPTIONS

Under the Company's stock option plans, selected employees may be granted options to purchase its common stock at prices equal to the fair market value of the stock at the date the options are granted. There are no charges to earnings resulting from the plans.

The following is a summary of changes in options outstanding:

                                                                   NUMBER OF           OPTION PRICE          OPTION PRICE
                                                                    SHARES              PER SHARE               TOTAL
Outstanding and exercisable at June 30, 1992                             434              $ 4.60 to $28.00         $5,226
Granted                                                                  133              $ 9.00 to $10.63          1,210
Lapsed or canceled                                                       (97)             $ 9.00 to $27.63         (1,847)
Outstanding and exercisable at June 30, 1993                             470              $ 4.60 to $28.00          4,589
Exercised                                                                (43)             $ 4.60 to $ 9.75           (301)
Granted                                                                  117              $ 9.45 to $14.13          1,144
Lapsed or canceled                                                       (91)             $ 9.50 to $12.38         (1,067)
Outstanding and exercisable at June 30, 1994                             453              $ 6.38 to $28.00          4,365
Exercised                                                                (50)             $ 9.00 to $10.63           (486)
Granted                                                                  204              $16.75 to $19.19          3,846
Outstanding and exercisable at June 30, 1995                             607              $ 6.38 to $28.00         $7,725

At June 30, 1995, 1,099 shares of authorized but unissued common stock were reserved for issuance upon exercise of options granted or grantable under the plans. Options are exercisable under the plans for periods of five to ten years from the date of grant.

(15) CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different businesses and geographic regions. As of June 30, 1995 and 1994, the Company had no significant concentrations of credit risk.

               CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

(16) SUPPLEMENTAL CASH FLOW INFORMATION

Excluded from the consolidated statements of cash flows was the effect of certain noncash activities. The Company assumed $0.2 million and $1.5 million of obligations in conjunction with acquisitions for fiscal years ended June 30, 1995, and 1993 respectively. The Company also received in fiscal 1993 a $0.4 million note receivable in exchange for certain assets. There were no noncash investing or financing activities in fiscal 1994.

(17) ROYALTY COMMITMENTS

In March, 1994, the Company entered into an agreement with National Football League Properties, Inc., whereby the Company was granted a license to manufacture, publish, and distribute a sports publication. Royalty expense under the agreement was $0.5 million for fiscal 1995. There was no royalty expense for fiscal 1994 or 1993.

(18) CONTINGENCIES

The Company is party to various legal actions which are ordinary and incidental to its business. While the outcome of legal actions cannot be predicted with certainty, management believes the outcome of any of these proceedings, or all of them combined, will not have a materially adverse effect on its consolidated financial position or results of operations.

                                 [CADMUS LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated expenses, other than underwriting discounts, in connection with the Offering are as follows:

Securities and Exchange Commission registration fee.......................................   $ 15,020
NASD filing fee...........................................................................      4,856
The Nasdaq National Market listing fee....................................................     17,500
Printing fees.............................................................................     35,000
Legal fees and expenses...................................................................    100,000
Accounting fees and expenses..............................................................     35,000
Blue Sky fees and expenses, including legal fees..........................................     20,000
Miscellaneous expenses....................................................................     22,624
Total                                                                                        $250,000

All of the above items, except the Securities and Exchange Commission registration fee, the NASD filing fee, and The Nasdaq National Market listing fee, are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Virginia Stock Corporation Act (the "Act") permits, and the registrant's Articles require, indemnification of the registrant's directors and officers in a variety of circumstances, which may include indemnification for liabilities under the Securities Act. Under Sections 13.1-697 and 13.1-702 of the Act, a Virginia corporation generally is authorized to indemnify its directors and officers in civil or criminal actions if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. As permitted under Section 13.1-704 of the Act, the registrant's Articles require indemnification of directors, and permit indemnification of officers, with respect to certain liabilities, expenses and other amounts imposed upon them in all proceedings, including derivative proceedings, by reason of having been a director, except in the case of willful misconduct or a knowing violation of criminal law. In addition, the registrant carries insurance on behalf of directors, officers, employees or agents that may cover liabilities under the Securities Act. The registrant's Articles also provide that, to the full extent the Act (as it presently exists or may hereafter be amended) permits the limitation or elimination of the liability of directors and officers, no director or officer of the registrant shall be liable to the registrant or its shareholders for monetary damages in excess of $1.00 with respect to any transaction, occurrence or course of conduct. Section 13.1-691.1 of the Act presently permits the elimination of liability of directors and officers in any proceeding brought by or in the right of the registrant or brought by or on behalf of shareholders of the registrant, except for liability resulting from such person's having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law, including, without limitation, any unlawful insider trading or manipulation of the market for any security. Sections 13.1-692.1 and 13.1-696 to -704 of the Act are hereby incorporated by reference herein.

ITEM 16. EXHIBITS


 1.1   Form of Underwriting Agreement (filed herewith)
 4.1   Articles of Incorporation, as amended (filed as Exhibit 3.1 to the registrant's Annual Report on Form
       10-K for the year ended June 30, 1993 and incorporated herein by reference)*
 4.2   Bylaws, as amended (filed as Exhibit 3.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, and incorporated herein by reference)*
 4.3   Form of certificate representing shares of the registrant's Common Stock, $.50 par value per share,
       (filed as Exhibit 1 to the registrant's Form 8-A dated as of October 26, 1985 and incorporated herein by reference)*
 4.4   Shareholder Rights Agreement dated as of February 1, 1989 (filed as Exhibit 1 to the registrant's Form
       8-A dated February 7, 1989 and incorporated herein by reference)*
 5     Opinion of Mays & Valentine*
12     Statement Regarding Computation of Ratios*
23.1   Consent of Mays & Valentine*
23.2   Consent of Arthur Andersen LLP (filed herewith)
23.3   Consent of Coopers & Lybrand L.L.P. (filed herewith)
24     Powers of Attorney*



*Previously filed

ITEM 17. UNDERTAKINGS

1. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

3. The undersigned registrant hereby undertakes that:

    a. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    b. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia, on October 13, 1995.


                                         CADMUS COMMUNICATIONS CORPORATION


                                         By: /s/ C. STEPHENSON GILLISPIE, JR.

                                             C. STEPHENSON GILLISPIE, JR.
                                           CHAIRMAN OF THE BOARD, PRESIDENT
                                           AND CHIEF EXECUTIVE OFFICER


Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on October 13, 1995.



      /s/          C. STEPHENSON GILLISPIE, JR.                 /s/            FRANK G. LOUTHAN, JR.*
             C. STEPHENSON GILLISPIE, JR.                               FRANK G. LOUTHAN, JR.
     CHAIRMAN OF THE BOARD, PRESIDENT, AND CHIEF                               DIRECTOR
 EXECUTIVE OFFICER AND DIRECTOR (PRINCIPAL EXECUTIVE
                       OFFICER)

          /s/      MICHAEL DINKINS*                     /s/             JOHN D. MUNFORD, II*
                   MICHAEL DINKINS                                      JOHN D. MUNFORD, II
      VICE PRESIDENT AND CHIEF FINANCIAL OFFICER                              DIRECTOR
     (PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER)

        /s/     ROBERT I. DALTON, JR.*                  /s/             JOHN C. PURNELL, JR.*
                ROBERT I. DALTON, JR.                                   JOHN C. PURNELL, JR.
                       DIRECTOR                                                DIRECTOR

         /s/      FRANK DANIELS, III*                   /s/           RUSSELL M. ROBINSON, II*
                  FRANK DANIELS, III                                  RUSSELL M. ROBINSON, II
                       DIRECTOR                                                DIRECTOR

          /s/       LEE P. DUDLEY*                       /s/             JOHN W. ROSENBLUM*
                    LEE P. DUDLEY                                        JOHN W. ROSENBLUM
                       DIRECTOR                                                DIRECTOR

        /s/      PRICE H. GWYNN, III*                    /s/             WALLACE STETTINIUS*
                 PRICE H. GWYNN, III                                     WALLACE STETTINIUS
                       DIRECTOR                                                DIRECTOR

         /s/      JEANNE M. LIEDTKA*                      /s/              BRUCE A. WALKER*
                  JEANNE M. LIEDTKA                                        BRUCE A. WALKER
                       DIRECTOR                                                DIRECTOR



*By:      /s/ C. STEPHENSON GILLISPIE, JR.

              C. STEPHENSON GILLISPIE, JR.


                    ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


                                         EXHIBIT                                      PAGE

  1.1  Form of Underwriting Agreement

 23.2  Consent of Arthur Andersen LLP

 23.3  Consent of Coopers & Lybrand L.L.P.